SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco – União de Bancos Brasileiros S.A.

     Individual and Consolidated
Financial Statements for the Six-Month
Periods Ended June 30, 2007 and 2006
and Auditors’ Independent Report

UNIBANCO – União de Bancos Brasileiros S/A and
UNIBANCO – União de Bancos Brasileiros S/A and Subsidiary Companies

Management Report – 1H07

To the Stockholders,

We hereby present the Management Report and Financial Statements of Unibanco – União de Bancos Brasileiros S.A. and Unibanco – União de Bancos Brasileiros S.A. and Subsidiary Companies for the first half of 2007.

The last years have been characterized by important changes in the credit market, changes which convey great challenges and opportunities. Unibanco has proven it is prepared to face them, and it is evident, among other aspects, by the changes in the retail loan portfolio mix, with a significant shift to portfolios with lower risk. Within this context, we highlight the outstanding growth in the payroll loan and auto financing portfolios.

Unibanco’s net income reached R$ 1.422 million in 1H07, up 33,1% when compared to 1H06. Excluding the result from non recurring events in 1H07, the net income was R$ 1.219 million, a 14,1% growth when compared to 1H06.

The return on average equity (ROAE) reached 29,3% in 1H07, and 25,1%, excluding the result from non recurring events, up 23,6% from 1H06.

As a result of the market confidence and acknowledgement of Unibanco’s good results, transparency and efficient management of business operations, the Unibanco Units posted, in the last 12 months, a 60% appreciation in the São Paulo Stock Exchange, compared to a 48% increase of Ibovespa Index. The Global Depositary Shares (GDSs) increased 70% in the New York Stock Exchange against 20% of the Dow Jones Index.

On the following pages, you will find a summary of the main activities and results achieved in the period, with information about how each of our businesses performed along with comments about the major projects and initiatives which, together, have ensured a continued and sustainable rate of growth.

1. Main Figures

Ratios (%)	1H07	1H06	Δ %
ROAE (%)	29,3	23,6	580 b.p
ROAE before non recurring events (%)	25,1	23,6	150 b.p
ROAA (%)	2,5	2,3	20 b.p
ROAA before non recurring events (%)	2,1	2,3	-20 b.p
Efficiency Ratio	48,0	47,2	80 b.p
BIS Ratio	14,0	15,0	-100 b.p
Earnings per share (R$) (1)	0,51	0,38	33,4%
Earnings per share before non recurring events (R$)	0,43	0,38	14,3%
Book Value per outstanding share (R$) (1)	3,85	3,51	9,7%
Book Value per Unit (R$) (1)	7,74	7,04	10,0%

(1) The values reflect the stock dividends (bonificação de ações) approved in ESM on June, 29th, 2006.

Income Statement (R$Millions)	1H07	1H06	Δ %
Profit from financial intermediation before provision (a)	5.391	4.815	12,0
Provision for loan losses (b)	(1.069)	(1.310)	-18,4
Profit from financial intermediation (a+b)	4.322	3.505	23,3
Fees from services rendered	1.779	1.763	0,9
Personnel and administrative expenses	(2.801)	(2.728)	2,7
Operating Income before non recurring events	1.983	1.715	15,6
Result from non recurring events	203	-	-
Net income	1.422	1.068	33,1

Balance Sheet (R$ Millions)	1H07	1H06	Δ %
Loan Portfolio	51.644	41.929	23,2
Total assets	129.576	98.134	32,0
Total deposits + collateralized debenture deposits	46.804	43.842	6,8
Stockholders' equity	10.798	9.816	10,0
Assets under management	47.527	41.081	15,7

2. The Brazilian Economy

The macroeconomic figures remained favorable during 1H07. During this period, mild inflation throughout the semester caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 12% p.y. In 1H07, cumulative inflation (measured by IPCA) was 2.08% in line with the Central Bank target.

Although the international scenario presented a higher volatility, the appetite for emerging market assets remained high. This fact along with the improved foreign and domestic liquidity ratios and stronger exports, with a trade balance of US$ 20.5 billion in 1H07, continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 1H07 at 161 basis points, a drop of 31 basis points compared to that registered at the end of 2006.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate 9.9% in the semester against the US dollar, despite the Central Bank intervention in the FX market through US-Dollar purchase auctions (spot market). Such acquisitions raised the level of the Brazilian international reserves that ended the first half at US$ 147.1 billion, above the US$ 85.4 billion verified in December 2006.

Economic activity continued its recovering process during the 1H07. The retail sales, according to IBGE, grew 0.5% in April from March, and, in May, increased for the fifth consecutive month, 0.5% from April – discounted the seasonal effect.

The debt/GDP ratio reached 44.7% in the end of May, a slightly drop when compared to 44.9% verified in December 2006, in accordance with the new GDP methodology calculation. The public sector primary surplus amounted to 4.3% of the GDP in the last 12 months, above the 2007 goal of 3.8% .

3. Comments on Performance

Unibanco’s net income reached R$ 1,422 million in 1H07, up 33,1% when compared to 1H06. Excluding the result from non recurring events in 1H07, net income was R$ 1.219 million, a 14.1% growth when compared to the same period last year.

The result of non recurring events, in the amount of R$ 203 million, was due to the sale of Unibanco’s participation in Serasa, the result from the changing in participation on our subsidiary Unibanco Participações S.A. (“UPS”) and additional provision for civil, labor and fiscal contingencies, among others. (see explanatory note 26)

Disregarding the non recurring events, the operating income increased 15,6% in 1H07, reaching R$ 1.983 million.

Total stockholders’ equity on June 30th, 2007 reached R$ 10.798 million, up 10.0% from June, 2006. Annualized return on average equity (ROAE) reached 29.3% in 1H07, and 25.1%, excluding the result from non recurring events.

ROAE (%)

The financial margin after provision for loan losses was R$ 4.322 million in 1H07, up 23,3%, when compared to 1H06. This improvement is mostly explained by a higher credit volume and an improvement in the asset quality.

Total fees reached R$ 1.779 million in 1H07. It is worth mentioning the credit card (Hipercard and Unicard) fees evolution up 24,4%, in 12 months, due to the credit card portfolio growth, the new sale efforts and the synergy with other Unibanco’s businesses.

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a system similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution. In 1H07, personnel and administrative expenses decreased 4,6% from 2H06, largely due to efficiency gains and seasonal effect. In 12 months, the variation in personnel and administrative expenses was 4,7%, even considering the organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreement of September 2006.

4. Assets and Liabilities

Unibanco’s total assets reached R$ 129.576 million, up 32,0% when compared to June, 30, 2006. This growth is mainly due to the R$ 9,7 billion increase in total loans, particularly in payroll loans, auto loans and credit cards portfolios, and the R$ 8,7 billion increase in marketable securities and foreign exchange portfolios. Annualized return on average assets (ROAA) was 2,5% in 1H07.

In June 2007, the securities portfolio was R$ 24.732 million, of which 42% were classified as trading securities, 47% as securities available for sale and 11% as securities held to maturity.

Unibanco and its subsidiaries classify as held to maturity a portion of their portfolio for which they have financial capability to hold in the portfolio until maturity, based on the interest rates (positive spread) and currency of their liability positions.

In the past 12 months, Unibanco’s total loans increased 23,2%, reaching R$ 51.644 demonstrating the growth recovery after a period of conservative credit approach, specially from mid-2005 to the end of 3Q06. In the semester, the highlights were: payroll loans, car loans, and credit card loan portfolios.

The balance of allowance for loan losses at the end of June 2007 was R$ 2.702 million, representing 5,2% of the total loan portfolio. Of this total, R$ 704 million are additional allowance for loan losses, based on more conservatives percentages than those required by the regulatory authority, increasing 28,5% when compared to the R$ 548 million additional allowance for loan losses registered in June 2006.

The more conservative approach on credit concession, adopted since mid-2005 and through 2006, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In June 2007, the balance of credits rated AA to C made up 94,8% of the total loan portfolio, up from 93.1% at the end of June 2006, as illustrated in the following graph:

Total deposits, assets under management (AUM) and of collateralized debentures deposits stood at R$ 94.331 million in June 2007, R$ 47.527 million of which arose from assets under management. It is worth mentioning the evolution of collateralized debentures deposits, up 162,0% in the last 12 months.

The continuous improvement in the deposit mix is explained by a 29,2% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to June 2006. Core deposits represented 53,1% of total deposits in June 2007, a significant increase from the 35,6% in June 2006, as follows:

Unibanco’s BIS ratio reached 14.0% in June 30th, 2007, above the minimum 11% level determined by the Central Bank.

5. Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Insurance and Private Pension Plans, and Wealth Management.

5.1 Retail

In June 2007, Unibanco’s Retail segment reached approximately 25 million clients throughout the country, a 12% growth compared to the same period last year. Besides the increase in number of partnerships with retailers, this growth is mainly explained by the expansion in number of credit card clients and payrolls. Total retail loan portfolio reached R$ 30.612 million.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Dibens and Unibanco Veículos are the brands through which Unibanco finances cars and heavy vehicles; and in the payroll loans segment, Unibanco operates through dealers, its commercial bank, partnerships and Bancred (joint-venture with Banco Cruzeiro do Sul).

Unibanco closed 1H07 with a network of 947 branches and 302 corporate-site branches. Fininvest had 574 fully-owned stores, consumer service attendance nucleous (Núcleos de atendimento ao cliente - NACs), kiosks and mini-stores, and more than 11 thousand points-of-sale as of June 2007. At the same date, LuizaCred had 352 points-of-sale while PontoCred had 384.

5.2 Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as cash management and derivatives were the highlights in the quarter.

In 1H07, Unibanco was the coordinator of Tegma Gestão e Logística S.A. primary and secondary equity offering, in the amount of R$ 585 million and lead coordinator of Suzano Papel e Celulose secondary equity offering, in the amount of R$ 612 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$ 1,989 during the semester, with an 11.7% market share, maintaining its 3rd place in the BNDES overall ranking. During 1H07, Unibanco also disbursed R$ 450 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$ 21.032 million, up 16,9% over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

5.3 Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 158 million in 1H07. Operating income reached R$ 70 million in the semester, representing an 18.6% increase from 1H06. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 2,930 million 1H07, up 18.6% from 1H06. Consolidated technical reserves reached R$ 9,218 million in 1H07, up 21.4% from 1H06.

During the last 12 months, the reduction in the Selic interest rate impacted Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 1H07 in the total amount of R$372 million.

It is worth mentioning the operating results of Unibanco AIG that posted 18.6% growth when compared to 1H06. The loss ratio was 46,1%, a 530 b.p. improve in 1H07 compared to 1H06. The combined ratio reached 94,5% in 1H07, better than the industry average.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 8,2% market share (as of June 2007).

Unibanco AIG Seguros is the leader in the following segments: corporate, civil responsability, D&O (Directors and Officers), riscos facultativos, engineering risks and extended warranty products. At the D&O (Directors and Officers) segment Unibanco has an important position, with 59.5% market share.

5.4 Wealth Management

Unibanco Asset Management (UAM) ended June 2007 with R$ 47.527 million in assets under management. Its market share as of June 2007 stood at 4.3% (source: Anbid).

With the reduction in the Selic interest rate over the last two years and the expectation of further reductions, Unibanco Asset Management kept on diversifying and increasing its client base, while focusing on high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 1H07, it is worth highlighting our fund of funds products, with R$ 6.0 billion in assets under management.

Standard & Poors affirmed in July, 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

6. Human Resources

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,589 professionals, Unibanco invested over R$12 million during 1H07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997.

7. Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure. Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis--vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

8. Corporate Governance

Superior corporate governance has been embedded in Unibanco’s day-to-day business at all seniority levels. Unibanco has joined Bovespa’s Level 1 since 2001. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

8.1 SOX Certification

In June 2007, Unibanco and Unibanco Holdings achieved the 404 section certification of Sarbanes-Oxley Law (SOX), known as SOX Certification, regarding internal controls over US GAAP Consolidated Financial Statements.

This achievement reaffirms Unibanco's commitment to the quality of the integrated management of process, risk and control, as well as the high quality standards of corporate governance practices adopted and the transparency of financial statements disclosure.

8.2 Stock Repurchase Program

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings, remaining at the discretion of Unibanco’s Board of Officers the decision as to the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors.

The amount of shares to be acquired must not exceed: a) 20,000,000 preferred shares of Unibanco; and b) 20,000,000 preferred shares of Unibanco Holdings. The acquisition of shares must be made solely through the acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market. Thus, Unibanco is authorized to acquire up to 20,000,000 Units.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and the acquisition of the shares will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

8.3 Interest on Capital Stock/Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital on July 31, 2007. Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year

8.4 Indexes

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 95%. The Units current weight

The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending August 2007.

Index	Weight (%) May to Ago -07
Ibovespa	1.946
IBrX-50	3.464
IBrX-100	3.012
IGC Corporate Governance Index	3.286
ISE Susteinability Index*	5.884

(*) Valid from December 2006 to November 2007.

8.5 Stocks

Unibanco Units gained 60% over the past 12 months. The Ibovespa increased 48% during the same period. The graphs below trace the stocks’ performance in both domestic and international markets over the periods specified:

Units (UBBR11) versus Ibovespa	GDS (UBB) versus Dow Jones

8.6 Unibanco - 10 years on NYSE

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the american market. During this period, it was the top Brazilian bank in financial trading volume.

8.7 Market Capitalization

Unibanco market capitalization, estimated on the Unit (UBBR11) closing quotation of R$21.79 on August 7th, 2007 was R$30.5 billion.

8.8 Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the year ended on December 31, 2006, Unibanco paid for professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$85.5 thousand, or approximately 12% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

9. Social and Environmental Responsibility

Unibanco is recognizably one of the outstanding examples of pro-active, socially responsible corporations in Brazil. It is present in the communities through Instituto Unibanco (Unibanco Institute) and Instituto Moreira Salles (Moreira Salles Institute).

9.1 Unibanco Institute

The Unibanco Institute was founded in 1982 with the purpose of managing and supporting all the social activities of Unibanco; and in 2002 its mission was reviewed with the intent of focusing further in education. Aware of its social goals, the Institute pursues the development of teenagers and young adults as a means of developing future human resources. It acts in five main fronts:

  Extended Education;
  Teacher Training;
  Qualification for the Job Market;
  School Equivalency Programs;
  Environmental Education.

The main activities of the first semester 2007 were:

  Projeto Jovem do Futuro (Youth of the Future Project) – In this period, schools benefiting from the Youth of the Future Project counted on the voluntary participation of Unibanco’s employees. The SuperAction at School project was put into effect, an initiative that promoted the improvement of school structure and infrastructure, with the participation of volunteers, students, teachers and parents.
  Entre Jovens (Among Youth) – Instituto Unibanco’s own project, implemented in schools in Rio de Janeiro, aims at offering complementary education assistance in Mathematics and Portuguese to first-year students with learning difficulties from public high schools.
  Ficando para trás - o Ensino Médio no Estado do Rio de Janeiro (Left behind – the High School System of Rio de Janeiro) – work published by the Unibanco Institute, which offers a deeper view of the high school system in the state of Rio de Janeiro and offers guidelines for dealing with problems such as failure, drop-outs and gaps in performance.
  GIFE Education Census – Organized for the first time and with the support of the Unibanco Institute, under the technical responsibility of Simon Schwartzman of the IETS (Institute for the Study of the Workplace and Society). The GIFE Education Census is a detailed study in the area of education, which is the priority for 81% of investment partners associated with the GIFE.
  Prêmio Instituto Unibanco (Unibanco Institute Awards) - The Unibanco Institute Awards pursues the recognition and dissemination of the academic researches that are focusing on the enhancement of the public high school education.
  SuperAção na Escola (Overcoming at School) – Action carried out to support the project Jovem do Futuro (Youth of the Future), which had the goal of promoting improvements in the structure and infrastructure of public schools.
  Programa Junior Achievement (Junior Achievement Program) – This program has the goal of arousing the entrepreneur spirit, and stimulating ethic principles and personal development, offering the students basic notion of how a company works and a realistic vision of economy and free initiative. During 2Q07, 3,200 students were trained.
  Partnership with Serasa – Instituto Unibanco stablished a partnership with Serasa to search for information, targeting to guarantee more transparency and credibility in its deals with third-sector entities.

9.2 Moreira Salles Institute

The Moreira Salles Institute (IMS) was founded in 1990 with the commitment to make culture more accessible to the general population. Its activities are performed through its Cultural Centers and Galleries and the Espaços Unibanco de Cinema (movie theaters). It pursuits to promote, develop and disseminate the Brazilian culture, especially through photography, literature, cinema, plastic arts and Brazilian popular music.

During the 2007 first semester, the Instituto’s programs received over 80 thousand visitors to its cultural centers. Over 1.6 million people attended films at the Espaços Unibanco/Unibanco Arteplex.

The main activities sponsored by Instituto Moreira Salles, during the period, were:

  Instituto Moreira Salles website (www.ims.com.br) of the was integrated into the Universo Online (UOL) portal in a partnership that allowed for the refinement of the administration of data information regarding the collections of the Instituto, in addition to making access available to IMS radio station through the UOL radio; new and handy tools have been implemented for an easier access to the website contents, which has also been expanded: the library network database available now comprises over 35 thousand files, around 30 thousand songs that can be accesses online and 2 thousand image files in the photograph collection;
  Launching of the weekly Quiosque Cultural e-bulletin by means of the IMS website, also distributed in newsletter format. The bulletin features highlights, news, and tips in various cultural subjects, in addition to IMS programming.
  The Brasil de Marc Ferrez Exhibition – Photographs from the Instituto Moreira Salles Collection ended on March 4 at the Sesi Art Gallery in São Paulo, with an attendance of 38,000 visitors in 95 days of exhibition since its opening in November, an average of 400 visits per day;
  Opening in March of the exhibition Drawings - Candido Portinari and Illustrations, Mário Gruber – 80 Years in the Instituto Moreira Salles cultural center in Rio de Janeiro, including works belonging to the Unibanco-IMS Collection.
  Initiation in March of the Sound and Images for Life project by the IMS cultural center in Poços de Caldas. The project offers free music and plastic art classes to adults, especially to seniors.
  IMS celebrated the 110th anniversary of the composer Pixinguinha (1897 – 1973) with an exhibition at the Rio de Janeiro Cultural Center, putting together documents, pictures and sheet music primarily written by the artist. The institute also launched the collection available on its website in the Internet (www.ims.com.br);
  The launch of the CD Jobim Violão in partnership with the disc recorder Gaia Discos, the first disc of the artist Arthur Nestrovski – the disc is a set of 14 songs of Antonio Carlos Jobim (1927 – 1994) in guitar arrangements;
  The launch, at the São Paulo Cultural Center, of the book edited by IMS O enigma do homem célebre – Ambição e vocação de Ernesto Nazareth (The Enigma of The Illustrious Man – Ambition and Vocation of Ernesto Nazareth), written by Cacá Machado, which analyzes the historic, literary and musical aspects of the work of the composer Ernesto Nazareth (1863 – 1934) - whose collection is maintained by IMS – and which also brings a CD with some of the composer’s music played by the pianist Sonia Rubinsky;
  The institute started keeping the library of the critic (e ensaísta) João Alexandre Barbosa (1937-2006), studious of the development of the Brazilian critic thoughts that arranged an extent bibliography including authors such as Sílvio Romero, José Veríssimo, Araripe Jr. e Augusto Meyer, beyond the poets Paul Valéry e João Cabral de Melo Neto;
  The Brazilian Culture Ministery set a partnership with IMS through the Announcement of Support to the Brazilian Music Festivals, with the goal of identifying the needs of and the ways to realize events of great local and regional impact.

10. Final Comments

We remain fully committed to our objective of maintaining a continuous and balanced corporate growth, and take this opportunity to extend our gratitude to our clients for their trust and fidelity. Our gratitude goes also to our shareholders for their support and their trust in our management, and to our employees, clients and suppliers, who contributed enormously to our substantial growth.

São Paulo, August 2007
The Board of Directors
The Board of Officers

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1 We have audited the accompanying balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and the consolidated balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco Consolidated), as of June 30, 2007 and 2006 and the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the consolidated statements of income and of changes in financial position for the six-month periods then ended. These financial statements are the responsibility of Unibanco’s management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco and Unibanco Consolidated at June 30, 2007 and 2006 and the results of operations, the changes in stockholders’ equity and the changes in financial position, as well as the consolidated results of operations and changes in financial position for the six-month periods then ended, in conformity with accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows of Unibanco and Unibanco Consolidated, presented in note 23, has been prepared for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, August 8, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

Comitê de Auditoria

Summary of Audit Committee’s Report

1. The Audit Committee’s chief objective is to independently evaluate and monitor compliance with legal norms and regulations, as well as with the Conglomerate’s rules, policies and internal codes, transparency of the Financial Statements, Internal Control quality and internal and external audits (Internal Bylaws available on website: http://ri.unibanco.com.br/ing/gov/reg/index.asp).

2. For Brazilian and North American law purposes, Guy Almeida Andrade, Committee’s member, was designated by the Board of Directors as Committee’s financial expert.

3. According to effective legislation and regulation, the Management is responsible for the preparation, presentation and integrity of the Conglomerate’s financial statements, as well as for maintaining internal controls and procedures developed to guarantee the conformity with accounting practices adopted in Brazil and the requirements of the Brazilian Central Bank and Securities Commission (CVM) and, when applicable, external regulating authorities.

4. The PricewaterhouseCoopers Auditores Independentes, in charge of examination to the Conglomerate’s financial statements, the multiple service bank and its subsidiary companies is responsible for planning and carrying out a full audit, including auditing of the Conglomerate’s consolidated financial statements as well as for other procedures, such as limited reviews of quarterly financial statements.

5. The Deloitte Touche Tohmatsu Auditores Independentes is responsible of examination and carrying out a full audit of the financial statements of investment funds managed by conglomerate.

6. The Conglomerate’s Audit Committee also played the function of Audit Committee of Unibanco AIG Seguradora S.A., as required to Resolution of the Superintendency of Private Insurance (SUSEP) nº 118 dated December 20, 2004.

7. The Audit Committee, in addition to the diligence and requirements made in the exercise of its mission, carried through 16 formal meetings, between Common and Extraordinary Meetings during the first half of 2007. Such meetings were realized, also, in private sessions, with the independent and internal auditors and the administrators.

8. In 2007, among the many activities carried out by the Committee, the following stand out:

8.1 Follow-up of the auditing process carried out by the Internal Auditors, through the accomplishment of periodic meetings, of the evaluation of its biannual Reports of activities for the second half of 2006, and the approval of its work program for the first half of 2007.

8.2 Discussion and evaluating the independence policies of the Independent Auditors and monitoring compliance with them, so as to ensure that they are adequate with respect to the main requirements of regulators authorities;

8.3 Understanding and evaluating the Independent Auditors’ work plan for the fiscal year ended in 2007, the levels of materiality and the areas of risk  identified by them, as well as their satisfaction in obtaining evidence about the Conglomerate’s main operations;

8.4 Understanding of audit findings and audit recommendations contained in the Independent Auditors management letter on Internal Control, and monitoring the actions taken by Conglomerate’s Management related to those recommendations;

8.5 Monitoring the internal control system, risk management and fraud identification as an ongoing Committee activity, based on the periodic manifestation of the internal and the independent auditors, in meetings held with auditors and the works developed by the regarding internal committees;

8.6 Monitoring works developed within to Conglomerate, destined to evaluate its internal control mechanism, in view of the certification required by section 404 of the Sarbanes-Oxley Act, having taken knowledge of Report of Independent Auditor, issued an unqualified opinion of the Financial Statements prepared in accordance with generally accepted accounting principles in United States of America (“US GAAP”) to the year ended on December 31, 2006 and the internal controls object of the aforesaid certification;

8.7 Monitoring the process of preparing the Conglomerate’s financial statements, related to the year ended on December 31, 2006 and the six month period ended on June 30, 2007, based on discussions with management, Independent and Internal Auditors.

9. The Audit Committee met with the Independent Auditors – PricewaterhouseCoopers and was informed of their opinion issued in connection with the six month period ended on June 30, 2007, and found the information and clarifications submitted to be satisfactory.

10. Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited Conglomerate’s financial statements for the six month period ended on June 30, 2007, be approved.

São Paulo August 8, 2007

Gabriel Jorge Ferreira
Chairman of the Audit Committee

Eduardo Augusto de Almeida Guimarães	Guy Almeida Andrade
Member of the Audit Committee	Member of the Audit Committee

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

		UNIBANCO	UNIBANCO CONSOLIDATED

ASSETS	2007	2006	2007	2006

CURRENT ASSETS	82,807,864	56,739,289	95,725,823	69,860,958

CASH AND DUE FROM BANKS	1,451,457	1,209,411	1,837,149	1,357,044

SHORT-TERM INTERBANK INVESTMENTS (Nota 4)	33,832,149	19,981,197	27,019,804	15,463,832
Securities purchased under resale agreements	22,299,835	11,364,100	22,407,210	11,400,784
Interbank deposits	11,439,683	8,586,834	4,519,963	4,032,785
Foreign currency investments	92,631	30,263	92,631	30,263

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Note 5)	12,107,313	8,346,621	18,480,042	14,622,728
Own portfolio	6,338,304	2,124,813	12,474,101	8,175,350
Subject to repurchase commitments	3,526,266	3,580,238	3,531,592	3,583,795
Pledged with Brazilian Central Bank	1,011,754	1,143,453	1,040,019	1,143,453
Pledged under guarantees rendered	344,882	390,568	536,371	596,648
Derivative financial instruments (Note 5(f))	886,107	1,107,549	897,959	1,123,482

INTERBANK ACCOUNTS	5,546,772	5,754,604	5,728,778	5,947,784
Payments and receipts pending settlement	594,211	688,942	615,040	714,499
Compulsory deposits:
- Brazilian Central Bank	4,923,848	5,040,507	5,077,027	5,197,775
- National Housing System - SFH	1,272	1,271	1,272	1,271
Correspondent banks	27,441	23,884	35,439	34,239

INTERDEPARTMENTAL ACCOUNTS	76,543	47,001	76,736	50,398
Third-party funds in transit	212	1,137	212	1,137
Internal transfers of funds	76,331	45,864	76,524	49,261

LENDING OPERATIONS	19,700,489	17,067,530	25,501,833	22,683,490
Lending operations: (Note 6(a))
- Public sector	203,993	147,781	203,993	147,781
- Private sector	20,386,092	17,966,682	27,206,738	24,283,070
Allowance for losses on lending (Note 6(d))	(889,596)	(1,046,933)	(1,908,898)	(1,747,361)

LEASING OPERATIONS	48,078	-	1,405,716	597,821
Leasing operations: (Note 6(a))
- Private sector	48,384	-	1,450,491	607,566
Allowance for losses on leasing Note 6(d))	(306)	-	(44,775)	(9,745)

OTHER CREDITS	9,647,173	4,051,534	14,861,637	8,624,196
Foreign exchange portfolio (Note 7(a))	6,799,271	2,471,383	6,799,271	2,471,383
Income receivable	511,438	180,638	307,502	227,291
Negotiation and intermediation of securities	4,508	88,647	901,092	228,119
Deferred tax (Note 19(a))	711,978	702,760	1,189,956	1,273,386
Receivables from credit card operations	-	-	2,621,368	1,471,197
Insurance premium	-	-	1,478,279	1,228,393
Prepaid taxes	332,859	346,631	628,056	648,298
Sundry (Note 8)	1,329,846	273,554	1,061,420	1,138,533
Allowance for losses on other credits (Note 6(d))	(42,727)	(12,079)	(125,307)	(62,404)

OTHER ASSETS	397,890	281,391	814,128	513,665
Other assets	165,148	105,102	265,998	212,793
Allowance for losses on other assets	(28,802)	(25,179)	(62,679)	(58,356)
Prepaid expenses (Note 9)	261,544	201,468	610,809	359,228

LONG-TERM ASSETS	39,138,509	26,073,662	31,425,142	25,158,305

INTERBANK INVESTMENTS (Note 4)	1,215,520	1,205,491	1,104,913	856,678
Interbank deposits	1,215,520	1,205,491	1,104,913	856,678

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Note 5)	20,340,323	11,910,256	7,641,017	7,560,170
Own portfolio	2,444,889	3,013,369	3,391,867	3,638,259
Subject to repurchase commitments	15,832,402	8,207,309	2,568,084	3,145,354
Pledged with Brazilian Central Bank	-	-	-	24,967
Pledged under guarantees rendered	1,580,840	354,985	1,190,133	415,699
Derivative financial instruments (Note 5(f))	482,192	334,593	490,933	335,891

INTERBANK ACCOUNTS	54,527	51,163	54,527	51,163
Compulsory deposits:
- National Housing System - SFH	54,527	51,163	54,527	51,163

LENDING OPERATIONS	13,772,165	10,368,195	14,404,713	11,145,122
Lending operations: (Note 6(a))
- Public sector	740,341	831,321	740,341	831,321
- Private sector	13,540,023	10,003,643	14,212,729	10,822,078
Allowance for losses on lending (Note 6(d))	(508,199)	(466,769)	(548,357)	(508,277)

LEASING OPERATIONS	60,627	-	1,857,518	533,531
Leasing operations: (Note 6(a))
- Private sector	61,014	-	1,916,775	545,849
Allowance for losses on leasing (Note 6(d))	(387)	-	(59,257)	(12,318)

OTHER CREDITS	3,233,899	2,251,734	5,703,790	4,704,245
Receivables on guarantees honored	37,772	40	37,772	40
Foreign exchange portfolio (Note 7(a))	539,282	26,480	539,282	26,480
Income receivable	30,131	6,699	52,398	9,027
Negotiation and intermediation of securities	-	-	-	214
Deferred tax (Note 19(a))	1,235,339	645,838	2,234,649	1,512,353
Prepaid taxes	20,062	65,880	164,346	243,858
Sundry (Note 8)	1,378,331	1,507,764	2,691,052	2,915,201
Allowance for losses on other credits (Note 6(d))	(7,018)	(967)	(15,709)	(2,928)

OTHER ASSETS	461,448	286,823	658,664	307,396
Prepaid expenses (Note 9)	461,448	286,823	658,664	307,396

PERMANENT ASSETS	12,580,478	8,419,849	2,425,451	3,197,450

INVESTMENTS	11,715,250	7,629,661	885,121	1,335,316
Investments in associated companies (Note 11(a))	11,587,585	7,256,012	256,185	225,459
-Local	8,382,407	4,726,433	256,185	225,459
-Foreign	3,205,178	2,529,579	-	-
Goodwill on acquisitions of subsidiary companies (Nota 11(b))	84,719	343,234	456,284	989,517
Other investments	71,545	61,150	243,003	186,301
Allowance for losses	(28,599)	(30,735)	(70,351)	(65,961)

FIXED ASSETS	355,248	324,775	830,521	855,782
Land and buildings in use	183,661	180,249	605,627	618,813
Other fixed assets	943,099	850,644	1,564,400	1,488,744
Accumulated depreciation	(771,512)	(706,118)	(1,339,506)	(1,251,775)

DEFERRED CHARGES	509,980	465,413	709,809	1,006,352
Organization and expansion costs	971,768	864,125	1,355,598	1,654,612
Accumulated amortization	(461,788)	(398,712)	(645,789)	(648,260)

T O T A L	134,526,851	91,232,800	129,576,416	98,216,713

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

LIABILITIES	2007	2006	2007	2006

CURRENT LIABILITIES	69,092,808	49,172,816	76,339,114	56,675,248

DEPOSITS	21,461,548	23,721,302	21,573,548	22,612,869
Demand deposits	4,484,726	4,362,710	4,625,641	4,403,669
Savings deposits	7,588,623	4,713,621	8,044,191	5,187,373
Interbank deposits	1,444,530	506,862	879,515	90,065
Time deposits	7,862,782	14,137,876	7,943,314	12,931,529
Other deposits	80,887	233	80,887	233

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	26,951,596	15,674,463	20,576,405	13,227,617
Own portfolio	12,214,795	11,791,295	11,469,821	9,723,011
Third parties portfolio	14,736,801	3,593,796	9,106,584	3,235,173
Unrestricted portfolio	-	289,372	-	269,433

RESOURCES FROM SECURITIES ISSUED (Note 12)	2,986,651	1,279,179	1,627,752	1,256,391
Mortgage notes	151,121	681,487	175,126	712,492
Real estate notes	778,185	-	778,185	-
Debentures	15,334	-	21,569	-
Securities abroad	2,042,011	597,692	652,872	543,899

INTERBANK ACCOUNTS	668,926	624,104	681,777	665,950
Receipts and payments pending settlement	585,196	601,887	616,046	642,284
Correspondent banks	83,730	22,217	65,731	23,666

INTERDEPARTMENTAL ACCOUNTS	437,701	316,907	440,443	317,587
Third-party funds in transit	432,755	311,019	432,780	311,022
Internal transfers of funds	4,946	5,888	7,663	6,565

BORROWINGS (Note 13)	3,266,499	1,738,924	3,522,955	1,927,164
Borrowings in Brazil - governmental agencies	115	220	115	220
Borrowings in Brazil - other institutions	-	-	140,708	170,446
Foreign borrowings	3,266,384	1,738,704	3,382,132	1,756,498

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	1,987,943	1,850,597	2,369,127	2,245,121
BNDES (National Economic Development Bank)	1,139,684	650,360	1,139,684	650,360
FINAME (National Industrial Financing Authority)	814,896	1,171,213	1,196,080	1,565,737
Other	33,363	29,024	33,363	29,024

FOREIGN ONLENDINGS (Note 13)	6,970	30,190	6,970	30,190
Foreign onlendings	6,970	30,190	6,970	30,190

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	2,570,359	1,035,735	2,588,597	993,437
Derivative financial instruments	2,570,359	1,035,735	2,588,597	993,437

OTHER LIABILITIES	8,754,615	2,901,415	22,951,540	13,398,922
Collection of taxes and social contributions	1,076,872	471,897	1,128,912	527,874
Foreign exchange portfolio (Note 7(a))	5,493,863	988,298	5,493,863	988,298
Social and statutory	652,602	474,510	709,304	557,780
Taxes and social security (Note 14)	368,825	380,833	845,677	694,831
Negotiation and intermediation of securities	350,753	1,300	1,589,351	224,592
Technical provisions for insurance, retirement and capitalization plans (Note 15)(a))	-	-	7,846,452	6,170,701
Subordinated debt (Note 15(b))	16,183	25,139	16,136	23,210
Payable to merchants - credit card	-	-	3,318,900	2,702,910
Sundry (Note 15(c))	795,517	559,438	2,002,945	1,508,726

LONG-TERM LIABILITIES	54,621,077	32,220,858	40,522,448	30,842,094

DEPOSITS	26,608,390	21,392,547	11,958,473	16,163,655
Interbank deposits	13,239,802	5,090,840	-	-
Time deposits	13,368,588	16,301,707	11,958,473	16,163,655

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,309,062	-	6,745,225	-
Own portfolio	7,309,062	-	6,745,225	-

RESOURCES FROM SECURITIES ISSUED (Note 12)	5,397,368	447,643	2,560,382	379,217
Mortgage notes	-	8,671	-	6,649
Real estate notes	55	-	55	-
Debentures	1,249,386	-	1,949,386	-
Securities abroad	4,147,927	438,972	610,941	372,568

BORROWINGS (Note 13)	1,107,692	983,598	1,097,403	915,409
Borrowings in Brazil - governmental agencies	300	569	300	569
Borrowings in Brazil - other agencies	-	-	3,084	-
Foreign borrowings	1,107,392	983,029	1,094,019	914,840

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	4,466,015	3,364,112	4,831,949	3,791,979
BNDES (National Economic Development Bank)	2,432,860	1,799,048	2,432,860	1,799,048
FINAME (National Industrial Financing Authority)	1,858,373	1,423,923	2,224,307	1,851,790
Other	174,782	141,141	174,782	141,141

FOREIGN ONLENDINGS (Note 13)	15,518	73,645	15,518	73,645
Foreign onlendings	15,518	73,645	15,518	73,645

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	756,247	172,648	756,580	172,648
Derivative financial instruments	756,247	172,648	756,580	172,648

OTHER LIABILITIES	8,960,785	5,786,665	12,556,918	9,345,541
Foreign exchange portfolio (Note 7(a))	539,599	26,683	539,599	26,683
Allowance for tax contingencies (Note 14)	1,509,092	867,809	2,430,390	1,939,289
Taxes and social security (Note 14(a))	42,632	48,576	218,108	228,223
Negotiation and intermediation of securities	91,710	-	91,710	-
Technical provisions for insurance, retirement and capitalization plans (Note 15)(a))	-	-	1,987,134	1,928,503
Subordinated debt (Note 15(b))	4,133,002	2,746,284	4,118,725	2,714,801
Sundry (Note 15(c))	2,644,750	2,097,313	3,171,252	2,508,042

DEFERRED INCOME	15,074	23,232	32,329	51,006
Deferred income	15,074	23,232	32,329	51,006

MINORITY INTEREST (Note 11(a)(7))	-	-	1,884,633	832,471

STOCKHOLDERS' EQUITY (Note 17)	10,797,892	9,815,894	10,797,892	9,815,894
Capital:	8,000,000	8,000,000	8,000,000	8,000,000
- Local residents	5,598,844	5,459,888	5,598,844	5,459,888
- Foreign residents	2,401,156	2,540,112	2,401,156	2,540,112
Capital reserves	160,745	160,037	160,745	160,037
Revaluation reserve on subsidiaries	5,313	5,437	5,313	5,437
Revenue reserves	2,722,845	1,732,325	2,722,845	1,732,325
Unrealized gains and losses - marketable securities and derivative financial instruments	(62,665)	(28,733)	(62,665)	(28,733)
Treasury stock	(28,346)	(53,172)	(28,346)	(53,172)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	12,682,525	10,648,365

T O T A L	134,526,851	91,232,800	129,576,416	98,216,713

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(Amounts expressed in thousands of Reais, except per share data)

	UNIBANCO		UNIBANCO CONSOLIDATED

	2007	2006	2007	2006

REVENUE FROM FINANCIAL INTERMEDIATION	6,827,698	6,418,954	8,577,179	8,374,015
Lending operations	2,877,051	3,128,886	4,879,110	5,144,793
Leasing operations	6,859	-	228,305	90,439
Marketable securities	3,272,801	2,694,213	2,262,861	1,983,934
Financial results from insurance, pension plans and annuity products	-	-	595,474	559,127
Derivative financial instruments	303,428	435,326	238,599	432,826
Foreign exchange transactions (Note 7)	159,283	(94,025)	162,956	(93,244)
Compulsory deposits	208,276	254,554	209,874	256,140

EXPENSES ON FINANCIAL INTERMEDIATION	(4,437,989)	(4,182,838)	(4,255,077)	(4,868,649)
Deposits and securities sold	(3,617,375)	(3,524,908)	(2,404,171)	(3,007,032)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-	(414,636)	(382,005)
Borrowings and onlendings	(340,223)	(123,909)	(367,228)	(169,855)
Provision for credit losses (Note 6(f))	(480,391)	(534,021)	(1,069,042)	(1,309,757)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,389,709	2,236,116	4,322,102	3,505,366

OTHER OPERATING INCOME (EXPENSES)	(861,373)	(822,782)	(2,338,576)	(1,803,032)
Services rendered	1,034,155	926,668	1,778,623	1,763,620
Insurance, annuity products and retirement plans premiums	-	-	2,569,468	2,098,927
Changes in technical provision for insurance, annuity products and retirement plans	-	-	(907,492)	(768,021)
Insurance claims	-	-	(605,471)	(510,346)
Private retirement plans benefit expenses	-	-	(303,959)	(346,774)
Selling, other insurance and private retirement plans expenses	-	-	(364,396)	(201,921)
Credit card selling expenses	-	-	(126,246)	(143,871)
Salaries, benefits, training and social security	(856,132)	(854,653)	(1,102,240)	(1,086,283)
Other administrative expenses	(859,104)	(834,401)	(1,699,363)	(1,642,148)
Financial transaction and other taxes	(307,375)	(293,233)	(605,122)	(502,040)
Equity in the results of associated companies (Note 11(a))	948,682	627,138	21,329	35,053
Other operating income (Note 18(a))	3,410	77,136	95,303	104,288
Other operating expenses (Note 18(b))	(825,009)	(471,437)	(1,089,010)	(603,516)

OPERATING INCOME BEFORE NON-RECURRING EVENTS	1,528,336	1,413,334	1,983,526	1,702,334

Profit from non-recurring events (Note 26)	203,400	-	203,400	-

Non-operating income (expense)	(10,074)	(15,958)	(6,212)	(1,925)

INCOME BEFORE TAXES AND PROFIT SHARING	1,721,662	1,397,376	2,180,714	1,700,409

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(101,878)	(142,362)	(431,579)	(305,813)
Provision for income tax	(271,704)	(171,878)	(557,049)	(332,756)
Provision for social contribution	(78,145)	(69,500)	(188,363)	(111,235)
Deferred tax asset change	247,971	99,016	313,833	138,178

PROFIT SHARING	(198,224)	(186,659)	(243,245)	(221,603)
Management	(17,666)	(13,697)	(17,819)	(13,697)
Employees	(180,558)	(172,962)	(225,426)	(207,906)

INCOME BEFORE MINORITY INTEREST	1,421,560	1,068,355	1,505,890	1,172,993

MINORITY INTEREST	-	-	(84,330)	(104,638)

NET INCOME FOR THE PERIOD	1,421,560	1,068,355	1,421,560	1,068,355

Number of outstanding shares (Note 17(a))	2,803,666,748	2,797,794,952
Net income shares: R$	0.51	0.38
Net equity share: R$	3.85	3.51

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais

	Capital	Capital increase	Capital reserve	Revaluation reserve on subsidiaries			Revenue reserves	Unrealized gain and losses - marketable

					Legal		Statutory

						Special dividends reserve	Other statutory reserves	securities and derivative financial instruments	Treasury stock	Retained earnings
											Total

At January 1, 2006 (Note 17)	5,000,000	-	160,139	5,507	483,033	63,898	3,634,601	27,283	(50,828)	-	9,323,633
Prior year adjustments	-	-	-	-	-	-	-	-	-	(90,516)	(90,516)
Transfer of reserves	-	-	-	-	-	-	(90,516)	-	-	90,516	-
Capital increase	-	3,000,000	-	-	-	-	(3,000,000)	-	-	-	-
Purchase of treasury stocks, net	-	-	(526)	-	-	-	(10,242)	-	(2,344)	-	(13,112)
Revaluation reserve of subsidiary companies	-	-	-	(70)	-	-	-	-	-	-	(70)
Restatement of exchange membership certificates	-	-	424	-	-	-	-	-	-	-	424
Fair value adjustments - marketable securities											-
and derivative financial instruments	-	-	-	-	-	-	-	(56,016)	-	-	(56,016)
Net income for the period	-	-	-	-	-	-	-	-	-	1,068,355	1,068,355
Constitution of reserves	-	-	-	-	53,419	-	598,132	-	-	(651,551)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(416,804)	(416,804)
At June 30, 2006	5,000,000	3,000,000	160,037	5,437	536,452	63,898	1,131,975	(28,733)	(53,172)	-	9,815,894

At January 1, 2006 (Note 17)	8,000,000	-	160,292	5,381	570,534	63,898	1,281,599	(117,649)	(43,198)	-	9,920,857
Prior year adjustments	-	-	-	-	-	-	-	-	-	(24,388)	(24,388)
Transfer of reserves	-	-	-	-	-	-	(24,388)	-	-	24,388	-
Purchase of treasury stocks, net	-	-	-	-	-	-	(34,257)	-	14,852	-	(19,405)
Revaluation reserve of subsidiary companies	-	-	-	(68)	-	-	-	-	-	-	(68)
Restatement of exchange membership certificates	-	-	453	-	-	-	-	-	-	-	453
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	54,984	-	-	54,984
Net income for the period	-	-	-	-	-	-	-	-	-	1,421,560	1,421,560
Constitution of reserves	-	-	-	-	71,078	-	794,381	-	-	(865,459)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(556,101)	(556,101)
At June 30, 2007	8,000,000	-	160,745	5,313	641,612	63,898	2,017,335	(62,665)	(28,346)	-	10,797,892

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 17(b))

		2007	2006

On common shares:	R$	0.1615	0.1618
On preferred shares:	R$	0.1777	0.1780

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIOD ENDED JUNE 30,

Amounts expressed in thousands of Reais

		UNIBANCO	UNIBANCO CONSOLIDATED

	2007	2006	2007	2006

FINANCIAL RESOURCES PROVIDED BY:	32,462,324	11,148,943	28,819,343	8,508,627

NET INCOME FOR THE SIX-MONTH PERIOD	1,421,560	1,068,355	1,421,560	1,068,355

ADJUSTMENTS TO NET INCOME	(551,234)	(463,035)	250,536	225,710
Depreciation and amortization	111,374	108,134	181,836	192,372
Amortization of goodwill on acquired subsidiaries	10,788	28,012	91,729	64,957
Exchange losses (gains) on foreign investments	274,645	24,565	-	-
Provision for losses on investments	-	-	(5,269)	-
Equity in the results of subsidiary and associated companies	(948,682)	(627,138)	(21,329)	(35,053)
Reversal of provision for other assets losses	641	3,392	3,569	3,434

CHANGE IN DEFERRED INCOME	-	10,752	530	-

CHANGE IN MINORITY INTEREST	-	-	995,843	-

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	30,951,830	9,316,699	26,025,736	6,410,436
Deposits	1,001,047	4,525,699	-	3,277,251
Securities sold under repurchase agreements	14,188,040	3,901,439	10,491,718	1,773,807
Resources from securities issued	3,437,499	-	1,127,594	67,726
Interbank and interdepartmental accounts	413,205	432,583	466,327	505,587
Derivative financial instruments	2,608,316	456,978	2,614,913	457,607
Borrowings and onlendings	2,172,883	-	2,079,547	-
Other liabilities	7,130,840	-	9,245,637	328,458

DECREASE IN ASSETS	-	826,145	-	668,034
Other credits	-	826,145	-	668,034

SALE OF ASSETS AND INVESTMENTS	148,669	91,928	121,587	105,611
Foreclosed assets	30,622	25,398	53,456	46,200
Investments	113,765	66,366	24,486	56,600
Fixed assets	4,282	164	43,645	2,811

DIVIDENDS AND INTEREST ON OWN CAPITAL
RECEIVED/PROPOSED FROM SUBSIDIARY
AND ASSOCIATED COMPANIES	491,499	298,099	3,551	30,481

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIOD ENDED JUNE 30,

Amounts expressed in thousands of Reais

		UNIBANCO	UNIBANCO CONSOLIDATED

	2007	2006	2007	2006

FINANCIAL RESOURCES USED FOR:	32,212,587	10,965,811	28,331,354	8,305,313

DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	556,101	416,804	556,101	416,804

SALE (ACQUISITION) NET OF OWN STOCK	19,405	13,112	19,405	13,112

CHANGE IN DEFERRED INCOME	317	-	-	24,764

CHANGE IN MINORITY INTEREST	-	-	-	33,831

INVESTMENTS IN:	1,929,998	1,766,422	220,366	405,517
Foreclosed assets	32,892	40,885	72,608	64,678
Amortization of goodwill on acquisition of subsidiary companies	412	-	412	244,010
Investments	1,847,180	1,694,979	65,425	28,055
Fixed assets	49,514	30,558	81,921	68,774

DEFERRED CHARGES	96,022	118,162	98,651	308,444

INCREASE IN ASSETS	29,610,744	7,873,446	25,336,232	6,558,359
Interbank investments	9,179,473	2,856,553	7,862,975	1,638,836
Marketable securities and derivative financial instruments	10,200,191	1,968,669	5,985,407	1,677,387
Interbank and interdepartmental accounts	505,365	680,099	520,413	730,114
Lending operations	4,288,266	2,321,659	4,030,173	2,139,805
Leasing operations	21,397	-	1,347,390	305,141
Other credits	5,300,827	-	5,491,589	-
Other assets	115,225	46,466	98,285	67,076

DECREASE IN LIABILITIES	-	777,865	2,100,599	544,482
Deposits	-	-	2,100,599	-
Resources from securities issued	-	1,668	-	-
Borrowings and onlendings	-	611,203	-	544,482
Other liabilities	-	164,994	-	-

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	249,737	183,132	487,989	203,314

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period	1,201,720	1,026,279	1,349,160	1,153,730
At the end of the six-month period	1,451,457	1,209,411	1,837,149	1,357,044

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	249,737	183,132	487,989	203,314

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

• income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

• the effects of the provisions to adjust the assets to market or realizable values;

• the adjustments to the technical reserves for insurance, annuity products and retirement plans;

• the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

• the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

• the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

• the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

• the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

• tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

• Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

• Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

• Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

• Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

• Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. As from September 2006, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 9).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2006 - up to ten years) – see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has not occurred has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Securities purchased under resale agreements	22,299,835	11,364,100	22,407,210	11,400,784
Own position	6,210,018	7,485,047	6,317,393	7,521,731
- Treasury bills	4,166,442	6,969,266	4,181,962	6,969,299
- Treasury notes	1,778,356	490,204	1,788,011	526,855
- Other	265,220	25,577	347,420	25,577
Financial Position	14,736,801	3,619,370	14,736,801	3,619,370
- Treasury bills	10,719,727	3,619,370	10,719,727	3,619,370
- Treasury notes	1,594,404	-	1,594,404	-
- Other	2,422,670	-	2,422,670	-
Short Position	-	259,683	-	259,683
Settlement and clearing chamber	1,353,016	-	1,353,016	-
Interbank deposits	12,655,203	9,792,325	5,624,876	4,889,463
Foreign currency investments	92,631	30,263	92,631	30,263
Total	35,047,669	21,186,688	28,124,717	16,320,510
Current	33,832,149	19,981,197	27,019,804	15,463,832
Long-term	1,215,520	1,205,491	1,104,913	856,678

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

Marketable Securities	2007	2006	2007	2006
Trading assets	4,391,974	4,391,591	10,382,200	10,151,175
Available for sale	25,236,629	12,185,303	11,646,217	6,856,207
Held to maturity	1,450,734	2,237,841	2,703,750	3,716,143
Subtotal	31,079,337	18,814,735	24,732,167	20,723,525
Derivative financial instruments	1,368,299	1,442,142	1,388,892	1,459,373
Total	32,447,636	20,256,877	26,121,059	22,182,898
Current	12,107,313	8,346,621	18,480,042	14,622,728
Long-term	20,340,323	11,910,256	7,641,017	7,560,170

(b) Trading assets

				Unibanco

		2007		2006

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	3,895,749	3,904,239	4,034,123	4,037,702
Treasury bills	3,080,516	3,081,552	3,844,515	3,851,597
Financial treasury bills	198,228	198,187	113,633	113,613
Treasury notes	617,005	624,500	75,975	72,492
Brazilian sovereign bonds	-	-	22,956	23,206
Bank debt securities	105 ,128	105,128	74,188	75,171
Corporate debt securities	55,348	61,909	71,190	73,908
Debentures	55,348	61,909	54,603	57,321
Eurobonds	-	-	16,587	16,587
Mutual funds	142 ,594	142,594	181,594	181,594
Other	168 ,603	178,104	10	10
Total	4 ,367,422	4,391,974	4,384,061	4,391,591

			Unibanco Consolidated

		2007		2006

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	7,203,379	7,249,167	7,942,465	7,953,736
Treasury bills	4,649,903	4,658,877	6,733,407	6,747,443
Financial treasury bills	555,388	555,416	724,573	725,081
Treasury notes	1,992,915	2,029,826	479,087	475,847
Other	5,173	5,048	5,398	5,365
Brazilian sovereign bonds	137,815	137,755	32,992	33,147
Bank debt securities	1,032,889	1,031,957	818,566	819,342
Eurobonds	158,055	157,123	102,026	102,800
Time de posits	874,834	874,834	716,540	716,542
Corporate debt securities	370,663	376,462	317,939	318,296
Debentures	300,930	307,404	272,985	273,760
Eurobonds	69,733	69,058	44,954	44,536
Mutual funds	799,509	799,509	655,957	655,957
Other	731,896	787,350	358,277	370,697
Total	10 ,276,151	10,382,200	10,126,196	10,151,175

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Unibanco

			2007			2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	4,472,312	(2,845)	4,469,467	2,504,676	(7,620)	2,497,056
Financial treasury bills	288,522	(21)	288,501	238,092	-	238,092
Treasury bills	3,892,840	4,643	3,897,483	1,260,327	1,369	1,261,696
Treasury notes	247,899	600	248,499	964,732	693	965,425
Treasury Bonds	3,362	(615)	2,747	3,758	(261)	3,497
Other	39,689	(7,452)	32,237	37,767	(9,421)	28,346
Foreign government	2,448,244	14,749	2,462,993	-	-	-
Brazilian sovereign bonds	1,610,393	14,441	1,624,834	1,650,460	20,421	1,670,881
Bank debt securities	14,565,862	2,983	14,568,845	6,134,177	589	6,134,766
Debentures, eurobonds and other	14,565,862	2,983	14,568,845	6,134,177	589	6,134,766
Corporate debt securities	1,858,210	61,620	1,919,830	1,878,613	(22,324)	1,856,289
Debentures, eurobonds and other	1,858,210	61,620	1,919,830	1,878,613	(22,324)	1,856,289
Mutual funds	9,834	-	9,834	10,811	-	10,811
Marketable equity securities	226,026	(45,200)	180,826	35,781	(20,281)	15,500
Total	25,190,881	45,748	25,236,629	12,214,518	(29,215)	12,185,303

					Unibanco Consolidated

			2007			2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	4,814,069	(3,588)	4,810,481	2,903,519	(12,107)	2,891,412
Financial treasury bills	578,767	(45)	578,722	571,898	257	572,155
Treasury bills	3,892,840	4,643	3,897,483	1,260,326	1,370	1,261,696
Treasury notes	299,350	(102)	299,248	1,029,651	(4,013)	1,025,638
Treasury Bonds	3,362	(615)	2,747	3,758	(261)	3,497
Other	39,750	(7,469)	32,281	37,886	(9,460)	28,426
Foreign government	2,449,160	14,749	2,463,909	572	-	572
Brazilian sovereign bonds	1,610,393	14,441	1,624,834	1,650,460	20,421	1,670,881
Bank debt securities	341,357	2,951	344,308	169,701	650	170,351
Debentures, eurobonds and other	341,357	2,951	344,308	169,701	650	170,351
Corporate debt securities	2,049,996	64,820	2,114,816	2,048,602	(22,443)	2,026,159
Debentures, eurobonds and other	2,049,996	64,820	2,114,816	2,048,602	(22,443)	2,026,159
Mutual funds	12,861	-	12,861	14,483	573	15,056
Marketable equity securities	319,002	(43,994)	275,008	126,979	(45,203)	81,776
Total	11,596,838	49,379	11,646,217	6,914,316	(58,109)	6,856,207

(ii) By maturity:

				Unibanco

		2007		2006

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	836,144	838,585	267,632	268,216
Between 3 months and 1 year	5,351,812	5,377,377	1,930,981	1,926,657
Between 1 and 3 years	1,545,323	1,557,732	1,207,940	1,176,524
Between 3 and 5 years	837,448	874,488	1,101,472	1,106,525
Between 5 and 15 years	15,015,482	15,012,086	6,529,261	6,522,487
More than 15 years	1,368,812	1,385,701	1,130,640	1,158,583
No stated maturity (1)	235,860	190,660	46,592	26,311
Total	25,190,881	25,236,629	12,214,518	12,185,303

			Unibanco Consolidated

		2007		2006

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	987,670	990,093	226,364	226,925
Between 3 months and 1 year	5,473,641	5,499,311	2,134,455	2,130,307
Between 1 and 3 years	1,716,987	1,729,517	1,434,868	1,403,419
Between 3 and 5 years	884,582	924,574	1,155,225	1,160,317
Between 5 and 15 years	833,283	829,152	626,514	619,739
More than 15 years	1,368,812	1,385,701	1,195,428	1,218,668
No stated maturity (1)	331,863	287,869	141,462	96,832

Total	11,596,838	11,646,217	6,914,316	6,856,207
_____________________

(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006

Issuer/Type of investment				Amortized cost

Federal government	1,098	458,316	1,219,347	1,897,070
Financial treasury bills	-	-	-	167,959
C entral Bank notes	-	173,258	-	185,548
Treasury notes	836	284,755	1,219,085	1,468,759
Treasury bills	-	-	-	74,501
Other	262	303	262	303
Brazilian sovereign bonds	1,375,228	1,626,966	1,402,041	1,658,851
Bank debt securities	28,648	86,702	28,648	86,703
Eurobonds	28,648	86,702	28,648	86,703
Corporate debt securities	45,760	65,857	53,714	73,519
Debentures	-	-	7,954	7,662
Eurobonds and other	45,760	65,857	45,760	65,857
Total	1,450,734	2,237,841	2,703,750	3,716,143
Market value	1,578,090	2,355,180	3,137,807	3,853,817

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006

Maturity				Amortized cost

Less than 3 months	223,902	325,590	223,902	338,549
Between 3 months and 1 year	198,708	300,707	198,708	555,458
Between 1 and 3 years	190,099	439,842	217,190	441,665
Between 3 and 5 years	618,014	649,659	625,968	689,206
Between 5 and 15 years	219,874	521,889	829,553	1,103,208
More than 15 years	137	154	608,429	588,057
Total	1,450,734	2,237,841	2,703,750	3,716,143

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

						Unibanco

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	2007	2006	2007	2007	2007	2006
Futures contracts	86,447,879	57,260,632	-	-	-	-
Purchase	39,518,111	21,611,170	-	-	-	-
Currencies	3,051,407	1,108,867	-	-	-	-
Interbank interest rate	36,414,683	19,721,821	-	-	-	-
Other	52,021	780,482	-	-	-	-
Sale	46,929,768	35,649,462	-	-	-	-
Currencies	5,278,261	2,559,611	-	-	-	-
Interbankinterestrate	41,579,457	31,638,175	-	-	-	-
Other	72,050	1,451,676	-	-	-	-
Swap contracts	17,332,952	10,831,479	(1,050,510)	36,176	(1,014,334)	335,796
Assets	8,842,788	7,611,329	613,061	100,493	713,554	750,004
Currencies	1,395,560	304,251	45,375	2,254	47,629	7,802
Fixed interest rate	739,817	1,099,174	54,902	7,712	62,614	136,501
Interbank interest rate	4,880,409	3,933,551	460,306	38,121	498,427	521,927
Other	1,827,002	2,274,353	52,478	52,406	104,884	83,774
Liabilities	8,490,164	3,220,150	(1,663,571)	(64,317)	(1,727,888)	(414,208)
Currencies	2,808,867	807,012	(157,220)	(15,748)	(172,968)	(251,656)
Fixed interest rate	1,408,056	232,905	(854,629)	(148)	(854,777)	(76,697)
Interbank interest rate	2,863,386	780,777	(266,997)	(46,930)	(313,927)	(20,887)
Other	1,409,855	1,399,456	(384,725)	(1,491)	(386,216)	(64,968)
Third curve swap contracts	2,170,473	981,072	(96,844)	3,726	(93,118)	43,548
Assets	1,864,386	909,102	32,654	18,300	50,954	44,507
Currencies	1,261,412	113,847	20,022	11,660	31,682	2,511
Fixed interest rate	271,276	192,276	8,066	2,089	10,155	10,979
Inter bank interest rate	331,698	602,979	4,566	4,551	9,117	31,017
Liabilities	306,087	71,970	(129,498)	(14,574)	(144,072)	(959)
Currencies	97,870	18,190	(2,686)	(424)	(3,110)	(407)
Fixed interest rate	181,247	6,083	(126,681)	(14,062)	(140,743)	(468)
Inter bank interest rate	26,970	47,697	(131)	(88)	(219)	(84)
Forward contracts	4,410,292	2,660,593	(231,762)	(15,567)	(247,329)	(123,469)
Assets	1,085,921	638,726	113,265	546	113,811	164,173
Currencies	175,870	275,679	999	(132)	867	5,858
Fixed interest rate	887,502	363,047	76,947	815	77,762	158,315
Stocks	-	-	12,770	(136)	12,634	-
Other	22,549	-	22,549	(1)	22,548	-
Liabilities	3,324,371	2,021,867	(345,027)	(16,113)	(361,140)	(287,642)
Currencies	3,282,732	1,981,583	(309,701)	(15,720)	(325,421)	(158,046)
Fixed interest rate	28,869	40,284	(156)	(98)	(254)	(129,596)
Stocks	-	-	(22,549)	(126)	(22,675)	-
Other	12,770	-	(12,621)	(169)	(12,790)	-
Option contracts	212,368,434	124,654,199	(51,752)	(549,462)	(601,214)	(9,703)
Purchased options	110,546,893	64,405,154	511,953	(104,234)	407,719	471,294
Purchase of purchased options	87,941,250	51,326,779	404,704	(207,716)	196,988	206,748
Currencies	12,178,095	6,959,514	117,372	(39,511)	77,861	59,034
Fixed interest rate	74,857,438	44,367,265	226,903	(164,918)	61,985	147,714
Stocks	9,880	-	8,508	1,372	9,880	-
Other	895,837	-	51,921	(4,659)	47,262	-
Purchase of sold option	22,605,643	13,078,375	107,249	103,482	210,731	264,546
Currencies	3,747,572	1,430,375	17,202	11,788	28,990	255,646
Fixed interest rate	18,693,965	11,648,000	69,569	95,759	165,328	8,900
Stocks	1,983	-	1,867	116	1,983	-
Other	162,123	-	18,611	(4,181)	14,430	-
Sale position	101,821,541	60,249,045	(563,705)	(445,228)	(1,008,933)	(480,997)
Sale of purchased options	55,387,603	36,694,134	(416,021)	(247,286)	(663,307)	(251,547)
Currencies	8,151,663	6,775,334	(164,271)	82,896	(81,375)	(109,884)
Interbank interest rate	44,804,650	29,918,800	(160,983)	126,043	(34,940)	(141,663)
Stocks	1,985,592	-	(19,599)	(455,597)	(475,196)	-
Other	445,698	-	(71,168)	(628)	(71,796)	-
Sale of sold option	46,433,938	23,554,911	(147,684)	(197,942)	(345,626)	(229,450)
Currencies	6,378,256	2,123,361	(14,087)	(59,000)	(73,087)	(175,301)
Interbank interest rate	39,824,425	21,431,550	(99,529)	(146,353)	(245,882)	(54,149)
Stocks	5,208	-	(5,823)	614	(5,209)	-
Other	226,049	-	(28,245)	6,797	(21,448)	-
Other derivative financial
instruments(*)	7,183,476	358,296	2,836	(5,148)	(2,312)	(12,413)
Assets position	4,190,549	143,789	81,263	998	82,261	12,164
Liabilities position	2,992,927	214,507	(78,427)	(6,146)	(84,573)	(24,577)
		Assets	1,352,196	16,103	1,368,299	1,442,142
		Liabilities	(2,780,228)	(546,378)	(3,326,606)	(1,208,383)
___________________________

(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Fut ure T-Bill.

					Unibanco Consolidated

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	2007	2006	2007	2007	2007	2006
Futures contracts	89,324,824	61,691,426	-	-	-	-
Purchase	39,801,268	25,001,345	-	-	-	-
Currencies	3,051,407	1,108,867	-	-	-	-
Interbank interest rate	36,697,840	23,111,996	-	-	-	-
Other	52,021	780,482	-	-	-	-
Sale	49,523,556	36,690,081	-	-	-	-
Currencies	5,278,937	2,563,213	-	-	-	-
Interbank interest rate	44,172,569	32,675,192	-	-	-	-
Other	72,050	1,451,676	-	-	-	-
Swap contracts	17,518,719	10,667,389	(1,043,456)	34,923	(1,008,533)	377,535
Assets	8,825,935	7,491,677	620,148	99,560	719,708	741,995
Currencies	1,395,560	304,251	45,376	2,254	47,630	7,802
Fixed interest rate	682,422	836,046	52,213	6,612	58,825	131,390
Interbank interest rate	4,918,681	4,063,782	470,037	38,121	508,158	518,508
Other	1,829,272	2,287,598	52,522	52,573	105,095	84,295
Liabilities	8,692,784	3,175,712	(1,663,604)	(64,637)	(1,728,241)	(364,460)
Currencies	2,808,867	712,104	(157,220)	(15,748)	(172,968)	(199,635)
Fixed interest rate	1,600,676	230,230	(854,643)	(468)	(855,111)	(76,676)
Interbank interest rate	2,873,386	803,922	(267,016)	(46,930)	(313,946)	(21,039)
Other	1,409,855	1,429,456	(384,725)	(1,491)	(386,216)	(67,110)
Third curve swap contracts	2,170,473	981,072	(96,844)	3,726	(93,118)	43,548
Assets	1,864,386	909,102	32,654	18,300	50,954	44,507
Currencies	1,261,412	113,847	20,022	11,660	31,682	2,511
Fixed interest rate	271,276	192,276	8,066	2,089	10,155	10,979
Interbank interest rate	331,698	602,979	4,566	4,551	9,117	31,017
Liabilities	306,087	71,970	(129,498)	(14,574)	(144,072)	(959)
Currencies	97,870	18,190	(2,686)	(424)	(3,110)	(407)
Fixed interest rate	181,247	6,083	(126,681)	(14,062)	(140,743)	(469)
Interbank interest rate	26,970	47,697	(131)	(88)	(219)	(83)
Forward contracts	4,182,808	2,670,550	(240,521)	(15,995)	(256,516)	(108,118)
Assets	835,280	638,726	127,663	575	128,238	189,413
Currencies	175,870	275,679	999	(132)	867	5,858
Fixed interest rate	636,861	363,047	68,144	866	69,010	173,977
Stocks	-	-	35,971	(158)	35,813	-
Other	22,549	-	22,549	(1)	22,548	9,578
Liabilities	3,347,528	2,031,824	(368,184)	(16,570)	(384,754)	(297,531)
Currencies	3,282,732	1,981,583	(309,701)	(15,720)	(325,421)	(158,046)
Fixed interest rate	28,869	40,284	(156)	(98)	(254)	(129,596)
Stocks	35,927	9,957	(35,778)	(583)	(36,361)	-
Other	-	-	(22,549)	(169)	(22,718)	(9,889)
Option contracts	212,368,444	124,654,199	(51,741)	(549,461)	(601,202)	(9,704)
Purchased options	110,546,903	64,405,154	511,964	(104,233)	407,731	471,294
Purchase of purchased options	87,941,260	51,326,779	404,715	(207,715)	197,000	206,748
Currencies	12,178,095	6,959,514	117,373	(39,510)	77,863	59,034
Fixed interest rate	74,857,438	44,367,265	226,903	(164,918)	61,985	147,714
Stocks	9,880	-	8,508	1,372	9,880	-
Other	895,847	-	51,931	(4,659)	47,272	-
Purchase of sold option	22,605,643	13,078,375	107,249	103,482	210,731	264,546
Currencies	3,747,572	1,430,375	17,202	11,788	28,990	255,646
Fixed interest rate	18,693,965	11,648,000	69,569	95,759	165,328	8,900
Stocks	1,983	-	1,867	116	1,983	-
Other	162,123	-	18,611	(4,181)	14,430	-
Sale position	101,821,541	60,249,045	(563,705)	(445,228)	(1,008,933)	(480,998)
Sale of purchased options	55,387,603	36,694,134	(416,021)	(247,286)	(663,307)	(251,547)
Currencies	8,151,663	6,775,334	(164,271)	82,896	(81,375)	(109,884)
Interbank interest rate	44,804,650	29,918,800	(160,983)	126,043	(34,940)	(141,663)
Stocks	1,985,592	-	(19,599)	(455,597)	(475,196)	-
Other	445,698	-	(71,168)	(628)	(71,796)	-
Sale of sold option	46,433,938	23,554,911	(147,684)	(197,942)	(345,626)	(229,451)
Currencies	6,378,256	2,123,361	(14,087)	(59,000)	(73,087)	(175,302)
Interbank interest rate	39,824,425	21,431,550	(99,529)	(146,353)	(245,882)	(54,149)
Stocks	5,208	-	(5,823)	614	(5,209)	-
Other	226,049	-	(28,245)	6,797	(21,448)	-
Other derivative financial	-	-	-	-	-	-
instruments(*)	5,197,236	358,296	3,024	60	3,084	(9,974)
Assets position	4,190,549	143,789	81,263	998	82,261	12,164
Liabilities position	1,006,687	214,507	(78,239)	(938)	(79,177)	(22,138)
		Assets	1,373,692	15,200	1,388,892	1,459,373
		Liabilities	(2,803,230)	(541,947)	(3,345,177)	(1,166,086)
___________________________

(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

	Unibanco

	2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	34,942,425	31,810,384	18,043,117	1,651,953	86,447,879
Swap contracts	5,233,390	5,249,422	3,881,899	2,968,241	17,332,952
Third curve swap contracts	868,151	1,067,218	193,036	42,068	2,170,473
Forward contracts	1,535,375	2,329,961	415,977	128,979	4,410,292
Option contracts
Purchased position	22,101,994	53,729,527	34,715,372	-	110,546,893
Sale position	18,098,946	45,348,545	36,411,155	1,962,895	101,821,541
Other financial instruments
derivative	1,696,926	5,101,376	248,602	136,572	7,183,476

	Unibanco Consolidated

	2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	34,996,236	32,819,409	19,762,098	1,747,081	89,324,824
Swap contracts	5,216,791	5,233,737	3,907,330	3,160,861	17,518,719
Third curve swap contracts	868,151	1,067,218	193,036	42,068	2,170,473
Forward contracts	1,517,875	2,119,977	415,977	128,979	4,182,808
Option contracts
Purchased position	22,101,994	53,729,527	34,715,382	-	110,546,903
Sale position	18,098,946	45,348,545	36,411,155	1,962,895	101,821,541
Other financial instruments
derivative	1,696,926	3,115,136	248,602	136,572	5,197,236

(iii) Nominal value by trade location:

	Unibanco

	2007

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	86,447,879	-	-	86,447,879
Swap contracts	4,003,811	13,329,141	-	17,332,952
Third curve swap contracts	-	2,170,473	-	2,170,473
Forward contracts	-	4,397,522	12,770	4,410,292
Option contracts
Purchased position	110,325,700	176,069	45,124	110,546,893
Sale position	99,339,387	2,399,702	82,452	101,821,541
Other financial instruments
derivative	-	7,142,860	40,616	7,183,476

	Unibanco Consolidated

	2007

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	89,324,824	-	-	89,324,824
Swap contracts	4,054,353	13,464,366	-	17,518,719
Third curve swap contracts	-	2,170,473	-	2,170,473
Forward contracts	-	4,124,721	58,087	4,182,808
Option contracts
Purchased position	110,325,700	176,079	45,124	110,546,903
Sale position	99,339,387	2,399,702	82,452	101,821,541
Other financial instruments
derivative	-	5,156,621	40,615	5,197,236
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$5,712 in Unibanco and R$116,158 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco

	2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	94,491	248,848	199,195	171,020	713,554
Third curve swap contracts	25,492	23,175	1,720	567	50,954
Forward contracts	77,405	35,923	335	148	113,811
Option contracts	138,788	165,353	103,578	-	407,719
Other financial instruments
derivative	34,415	42,217	1,707	3,922	82,261
Total	370,591	515,516	306,535	175,657	1,368,299

Liabilities
Swap contracts	(85,956)	(1,544,081)	(51,044)	(46,807)	(1,727,888)
Third curve swap contracts	(74,572)	(69,439)	-	(61)	(144,072)
Forward contracts	(139,906)	(177,625)	(41,591)	(2,018)	(361,140)
Option contracts	(168,247)	(229,095)	(159,091)	(452,500)	(1,008,933)
Other financial instruments
derivative	(3,565)	(77,873)	(1,657)	(1,478)	(84,573)
Total	(472,246)	(2,098,113)	(253,383)	(502,864)	(3,326,606)

	Unibanco Consolidated

	2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	92,950	247,812	207,927	171,019	719,708
Third curve swap contracts	25,492	23,175	1,720	567	50,954
Forward contracts	107,080	20,675	335	148	128,238
Option contracts	138,789	165,354	103,588	-	407,731
Other financial instruments
derivative	34,415	42,217	1,707	3,922	82,261
Total	398,726	499,233	315,277	175,656	1,388,892

Liabilities
Swap contracts	(85,958)	(1,544,100)	(51,044)	(47,139)	(1,728,241)
Third curve swap contracts	(74,572)	(69,439)	-	(61)	(144,072)
Forward contracts	(163,519)	(177,625)	(41,592)	(2,018)	(384,754)
Option contracts	(168,247)	(229,095)	(159,091)	(452,500)	(1,008,933)
Other financial instruments
derivative	(3,565)	(72,477)	(1,657)	(1,478)	(79,177)
Total	(495,861)	(2,092,736)	(253,384)	(503,196)	(3,345,177)

(v) Hedge Account

(a) On June 30, 2007, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$24,196,981 in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$848,630 in Unibanco and in Unibanco Consolidated and forward transactions in the amount of R$288,798 in Unibanco and Unibanco Consolidated. Associated with variations of interbank interest rate (CDI) and index of future funding transactions, asset operations (credit portfolio and debentures) with interbank interest rate (CDI) variations and funding and /or assets instruments with exchange variance. These contracts presented for the period, a loss net of applicable taxes and minority interest, in the amount of R$99,157 in Unibanco and R$99,149 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,253,295 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	2007	2006	2007	2006
By type
Discounted loans and notes	20,508,780	16,574,863	21,475,906	17,418,322
Financing	11,292,182	9,829,105	13,197,780	12,253,494
Agricultural	1,488,314	1,090,548	1,488,314	1,090,548
Real estate loans	1,581,173	1,454,911	1,585,682	1,456,362
Credit card	-	-	4,616,119	3,865,524
Total lending operations	34,870,449	28,949,427	42,363,801	36,084,250

Leasing operations	109,398	-	3,367,266	1,153,415
Advances on exchange contracts (1)	1,625,148	1,538,072	1,625,148	1,538,072
Total leasing operations and
advances on exchange contracts	1,734,546	1,538,072	4,992,414	2,691,487

Guarantees honored	37,772	40	37,772	40
Other receivables (2)	536,333	246,804	4,250,194	3,152,996
Total other credits	574,105	246,844	4,287,966	3,153,036

Total risk	37,179,100	30,734,343	51,644,181	41,928,773

By maturity
Past-due for more than 15 days (Note 6 (d))	746,068	807,756	2,115,106	2,006,897
Falling due:
Less than 3 months (3)	11,076,197	10,061,465	18,385,798	16,074,780
Between 3 months and 1 year	10,800,840	8,947,509	14,031,524	11,536,902
Between 1 and 3 years	9,400,124	6,815,698	11,483,171	7,977,516
More than 3 years	5,155,871	4,101,915	5,628,582	4,332,678
Total risk	37,179,100	30,734,343	51,644,181	41,928,773
____________________

(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b)	Components of lending, leasing and other credits by business activity:

	Unibanco

	2007		2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,204,566	8.6	3,300,186	10.7
Food, beverages and tobacco	2,051,047	5.5	1,428,232	4.6
Paper, pulp and wood products	1,552,337	4.2	1,501,780	4.9
Basic metal industries	1,238,106	3.3	970,533	3.2
Chemical and pharmaceutical	932,884	2.5	1,118,969	3.6
Production of machines and equipment	924,938	2.5	1,008,258	3.3
Extractive	891,671	2.4	581,635	1.9
Automotive industry	693,735	1.9	1,401,216	4.6
Petroleum	583,732	1.6	356,438	1.2
Textiles, clothing and leather goods	374,362	1.0	448,495	1.5
Electronic and communications equipment	296,621	0.8	308,636	1.0
Rubber and plastic	277,223	0.7	197,229	0.6
Production of metal goods	201,061	0.5	192,614	0.6
Eletric and electronic	174,966	0.5	253,867	0.8
Other manufacturing industries	11,211	0.1	8,498	-
Subtotal	13,408,460	36.1	13,076,586	42.5
Retailers
Retail	3,312,100	8.9	2,133,713	6.9
Wholesale	2,684,318	7.2	1,435,005	4.7
Subtotal	5,996,418	16.1	3,568,718	11.6
Financial service
Financial companies	3,189,902	8.6	982,153	3.2
Insurance companies and private pension funds	8,882	-	3,214	-
Subtotal	3,198,784	8.6	985,367	3.2
Residential construction loans	610,597	1.6	418,708	1.4
Other services
Transportation	2,045,150	5.5	1,229,169	4.0
Post office and telecommunications	786,388	2.1	878,534	2.9
Construction	572,521	1.5	381,735	1.2
Real estate services	390,102	1.0	284,447	0.9
Agricultural	382,247	1.0	456,028	1.5
Education	199,120	0.5	134,984	0.4
Health and social services	173,733	0.5	143,013	0.5
Association activities	130,207	0.4	179,751	0.6
Cultural, sports and leisure activities	97,025	0.3	26,090	0.1
Lodging and catering services	83,822	0.2	101,010	0.3
Other services	1,101,560	3.0	1,317,996	4.3
Subtotal	5,961,875	16.0	5,132,757	16.7
Agriculture, livestock, forestry
and fishing	1,090,469	2.9	830,142	2.7
Individual
Consumer loans	5,521,994	14.9	5,398,425	17.6
Residential mortgage loans	992,658	2.7	1,063,234	3.5
Other	397,845	1.1	260,406	0.8
Subtotal	6,912,497	18.7	6,722,065	21.9
Total	37,179,100	100.0	30,734,343	100.0

			Unibanco Consolidated

		2007		2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,265,374	6.3	3,359,141	8.0
Food, beverages and tobacco	2,127,667	4.1	1,488,853	3.6
Paper, pulp and wood products	1,599,906	3.1	1,550,043	3.7
Basic metal industries	1,261,238	2.4	1,022,749	2.4
Chemical and pharmaceutical	960,251	1.9	1,150,682	2.7
Production of machines and equipment	948,875	1.8	1,030,314	2.5
Extractive	933,517	1.8	611,208	1.5
Automotive industry	711,825	1.4	1,442,972	3.4
Petroleum	638,443	1.2	402,840	1.0
Textiles, clothing and leather goods	395,719	0.8	462,321	1.1
Electronic and communications equipment	304,602	0.6	315,822	0.8
Rubber and plastic	299,321	0.6	216,185	0.5
Production of metal goods	214,926	0.4	203,623	0.5
Eletric and electronic	182,133	0.4	262,251	0.6
Other manufacturing industries	12,415	-	8,859	-
Subtotal	13,856,212	26.8	13,527,863	32.3
Retailers
Retail	3,553,618	6.9	2,314,953	5.5
Wholesale	2,874,612	5.6	1,563,306	3.7
Subtotal	6,428,230	12.5	3,878,259	9.2
Financial service
Financial companies	3,198,967	6.2	873,202	2.1
Insurance companies and private pension funds	10,407	-	3,922	-
Subtotal	3,209,374	6.2	877,124	2.1
Residential construction loans	628,044	1.2	438,558	1.0
Other services
Transportation	3,165,952	6.1	2,268,081	5.4
Post office and telecommunications	804,348	1.6	897,048	2.1
Construction	648,465	1.3	426,260	1.0
Real estate services	495,911	1.0	346,514	0.8
Agricultural	417,773	0.8	491,643	1.2
Lodging and catering services	218,920	0.4	118,135	0.3
Health and social services	210,672	0.4	164,287	0.4
Association activities	155,665	0.3	198,770	0.5
Cultural, sports and leisure activities	101,987	0.2	28,261	0.1
Education	101,847	0.2	144,968	0.3
Other services	1,511,057	2.9	1,741,336	4.2
Subtotal	7,832,597	15.2	6,825,303	16.3
Agriculture, livestock, forestry
and fishing	1,090,469	2.1	830,142	2.0
Individual
Consumer loans	8,129,362	15.7	8,154,157	19.4
Credit card	7,133,430	13.8	5,753,678	13.7
Residential mortgage loans	1,000,654	1.9	1,069,349	2.6
Lease financing	1,937,964	3.8	313,934	0.7
Other	397,845	0.8	260,406	0.7
Subtotal	18,599,255	36.0	15,551,524	37.1
Total	51,644,181	100.0	41,928,773	100.0

(c) Concentration of lending, leasing and other credits:

			Unibanco

		2007		2006

Largest clients	Value	% total	Value	% total
10 largest clients	4,444,354	11.9	3,464,136	11.3
50 next largest clients	7,128,160	19.2	6,017,657	19.6
100 next largest clients	5,415,682	14.6	4,497,666	14.6
Other clients	20,190,904	54.3	16,754,884	54.5
Total	37,179,100	100.0	30,734,343	100.0

			Unibanco Consolidated

		2007		2006

Largest clients	Value	% total	Value	% total
10 largest clients	4,444,354	8.6	3,464,136	8.2
50 next largest clients	7,128,160	13.8	5,987,979	14.3
100 next largest clients	5,415,682	10.5	4,593,777	11.0
Other clients	34,655,985	67.1	27,882,881	66.5
Total	51,644,181	100.0	41,928,773	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

	Unibanco

						2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	17,799,769	-	-	17,799,769	47.9	16,491
A	0.5	13,317,190	-	-	13,317,190	35.8	72,898
B	1.0	3,318,548	217,992	62,247	3,598,787	9.7	44,770
C	3.0	925,806	202,768	64,665	1,193,239	3.2	43,959
D	10.0	84,285	113,846	53,853	251,984	0.7	251,984
E	30.0	30,206	61,991	44,490	136,687	0.4	136,687
F	50.0	17,563	60,018	53,984	131,565	0.4	131,565
G	70.0	9,635	46,682	48,729	105,046	0.3	105,046
H	100.0	30,991	195,742	418,100	644,833	1.7	644,833
Total		35,533,993	899,039	746,068	37,179,100	100.0	1,448,233
% of total risk							3.9%

	Unibanco

						2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	14,451,401	-	-	14,451,401	47.0	13,845
A	0.5	9,489,207	-	-	9,489,207	30.9	90,094
B	1.0	3,378,181	197,921	76,613	3,652,715	11.9	103,246
C	3.0	1,186,517	226,668	86,019	1,499,204	4.9	156,187
D	10.0	216,216	141,172	86,516	443,904	1.4	132,727
E	30.0	54,532	102,928	69,694	227,154	0.7	113,350
F	50.0	18,270	85,205	73,404	176,879	0.6	123,639
G	70.0	96,253	62,181	61,106	219,540	0.7	219,321
H	100.0	31,336	188,599	354,404	574,339	1.9	574,339
Total		28,921,913	1,004,674	807,756	30,734,343	100.0	1,526,748
% of total risk							5.0%

	Unibanco Consolidated

						2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	22,480,934	-	-	22,480,934	43.5	16,584
A	0.5	20,318,469	-	-	20,318,469	39.3	109,354
B	1.0	3,489,889	420,102	227,552	4,137,543	8.0	51,616
C	3.0	1,441,318	337,760	222,980	2,002,058	3.9	76,045
D	10.0	130,877	177,402	192,761	501,040	1.0	311,555
E	30.0	65,387	99,039	158,888	323,314	0.6	264,848
F	50.0	42,192	92,288	174,333	308,813	0.6	303,488
G	70.0	28,475	71,098	162,344	261,917	0.5	258,720
H	100.0	82,793	251,052	976,248	1,310,093	2.5	1,310,093
Total		48,080,334	1,448,741	2,115,106	51,644,181	100.0	2,702,303
% of total risk							5.2%

	Unibanco Consolidated

						2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	17,925,583	-	-	17,925,583	42.8	14,062
A	0.5	14,758,735	-	-	14,758,735	35.2	117,571
B	1.0	3,603,443	288,389	250,252	4,142,084	9.9	108,991
C	3.0	1,670,493	276,527	263,169	2,210,189	5.3	187,548
D	10.0	333,955	168,186	242,567	744,708	1.8	185,148
E	30.0	111,643	120,196	202,579	434,418	1.0	192,722
F	50.0	58,205	102,281	213,525	374,011	0.9	237,774
G	70.0	123,219	73,120	195,030	391,369	0.9	351,541
H	100.0	95,983	211,918	639,775	947,676	2.3	947,676
Total		38,681,259	1,240,617	2,006,897	41,928,773	100.0	2,343,033
% of total risk							5.6%
____________________

(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$643,462 (2006 - R$849,782) in Unibanco and R$1,017,043 (2006 - R$1,116,532) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Balance at the beginning of the period	1,620,875	1,377,706	2,666,439	2,060,614
Increases	480,391	534,021	1,069,042	1,309,757
Loan charge-offs	(653,033)	(384,979)	(1,033,178)	(1,027,338)
Balance at the end of the period	1,448,233	1,526,748	2,702,303	2,343,033

Loan recoveries (1)	45,385	29,553	105,966	81,716
____________________

(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Assets - Other credits
Unsettled exchange purchases	4,394,997	2,099,299	4,394,997	2,099,299
Rights on foreign exchange sold	3,129,462	456,052	3,129,462	456,052
(-) Received advances	(209,646)	(84,094)	(209,646)	(84,094)
Income receivable from advances on exchange
contracts	23,740	26,606	23,740	26,606
Total	7,338,553	2,497,863	7,338,553	2,497,863

Liabilities - Other liabilities
Unsettled exchange sales	3,050,868	451,078	3,050,868	451,078
Obligations for foreign exchange purchased	4,606,690	2,143,600	4,606,690	2,143,600
(-) Advances on exchange contracts	(1,625,148)	(1,538,072)	(1,625,148)	(1,538,072)
Other	1,052	(41,625)	1,052	(41,625)
Total	6,033,462	1,014,981	6,033,462	1,014,981

Off-balance sheet
Import credits outstanding	155,296	78,404	163,023	91,671
Confirmed export credits	8,510	19,386	8,510	19,598

(b) Statement of income

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Income from foreign exchange transactions	1,797,225	1,579,555	1,906,914	1,749,857
Expenses from foreign exchange transactions	(1,637,942)	(1,673,580)	(1,743,958)	(1,843,101)
Net gain on foreign exchange transactions	159,283	(94,025)	162,956	(93,244)

8. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Escrow deposits for civil and labor suits (1)	794,979	954,198	2,061,123	2,342,641
Notes and credits receivable	570,804	264,038	607,488	820,474
Accounts receivable from Temporary Special
Administration Regime	240,136	231,586	240,136	231,586
Salary advances and other	102,488	72,197	111,894	80,325
Receivables from purchase of assets	9,402	16,900	53,411	74,631
Other	990,368	242,399	678,420	504,077
Total	2,708,177	1,781,318	3,752,472	4,053,734
Current	1,329,846	273,554	1,061,420	1,138,533
Long -term	1,378,331	1,507,764	2,691,052	2,915,201
____________________

(1)	Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Commissions on debt placements and products	221,810	196,542	467,039	312,706
Exclusiving contracts for banking services (Note 3 (d))	191,291	58,839	458,917	58,840
Advance of private pension’s sponsor contributions	204,956	191,101	212,975	191,683
Others	104,935	41,809	130,542	103,395
Total	722,992	488,291	1,269,473	666,624
Current	261,544	201,468	610,809	359,228
Long-term	461,448	286,823	658,664	307,396

10. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau (2006)) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

		2007		2006

	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Current assets	5,653,110	10,889,020	2,194,133	4,748,762
Long-term assets	3,129,582	6,028,201	3,861,734	8,357,951
Permanent assets	66,834	128,736	64,739	140,114
Total assets	8,849,526	17,045,957	6,120,606	13,246,827

Current liabilities	5,869,734	11,306,281	3,631,577	7,859,821
Long-term liabilities	2,540,770	4,894,031	2,150,022	4,653,292
Deferred income	4	7	166	361
Branch equity	439,018	845,638	338,841	733,353
Total liabilities	8 ,849,526	17,045,957	6,120,606	13,246,827

Net income for the period	15,081	29,049	84,756	183,437

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$361,506 (2006 – R$65,893) in Unibanco and R$361,506 (2006 – R$65,850) in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares
	or quotas
	(in thousands)				Adjusted stockholders equity			Adjusted net income (6)	Equity in results
	direct and indirect		Percentage holding (%)			Investment amount			adjustments (1)

	Common	Preferred	Unibanco	Unibanco Consolidated		2007	2006		2007	2006
Investments of Unibanco

Subsidiary companes
Unipart Participações Internacionais
Ltd. (2)	5,849	-	100.000	100.000	2,953,210	2,953,210	2,427,060	177,191	177,191	83,199
Dibens Leasing S.A. – Arrendamento
Mercantil (3)	356,579	-	99.999	99.999	2,944,242	2,944,242	325,208	182,580	182,580	13,569
Banco Fininvest S.A.	8	2	99.991	100.000	1,516,903	1,516,903	711,404	55,740	55,740	(5,381)
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	100.000	1,196,606	1,196,606	1,228,328	107,082	107,082	185,722
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,555,216	776,086	694,403	147,675	73,621	94,437
Banco Dibens S.A.	20,085,509	-	99.999	100.000	482,099	482,099	205,111	17,260	17,260	3,253
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	441,753	441,753	353,299	44,116	44,116	43,701
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	274,386	274,386	258,917	10,879	10,879	15,580
Interbanco S.A.	20,000	-	99.996	99.999	162,120	162,119	102,519	34,395	34,395	26,489
Unibanco Investshop Corretora de
Valores Mobiliários e Câmbio S.A.	4,955	4,955	100.000	100.000	125,593	125,593	103,892	16,396	16,396	9,486
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	86,916	43,457	53,690	9,076	4,538	1,434
Unibanco Negócios Imobiliários Ltda. (5)	-	-	-	-	-	-	51,187	-	4,129	1,704
Other						442,887	482,375		154,548	79,520

Jointly controlled companies (i)

Maxfácil Participações	11	-	49.986	49.986	181,968	90,958	-	6,931	3,464	-
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	49.997	177,649	88,819	82,695	36,487	18,197	11,525
Companhia Hipotecária Unibanco –
Rodobens	6,055	-	50.000	50.000	19,380	9,690	7,461	2,058	1,240	1,148
Serasa S.A. (4)	-	-	-	6.047	-	-	32,430	-	9,591	9,557
Tecnologia Bancária S.A. (5)	-	-	-	20.300	-	-	27,055	-	176	2,528
Interchange Serviços S.A. (5)	-	-	-	25.000	-	-	10,821	-	794	1,057
Redecard S.A. (5)	-	-	-	31.943	-	-	20,527	-	26,406	40,518
Other						38,777	25,743		6,339	8,092
Total						11,587,585	7,256,012		948,682	627,138

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	112	-	11.166	1,796,256	200,570	169,715	149,570	16,701	33,833
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	86,916	43,457	53,690	9,076	4,538	1,434
Other						12,158	2,054		90	(214)
Total						256,185	225,459		21,329	35,053

	Number of shares or quotas
Main direct, indirect and jointly controlled	(in thousands)		Percentage	Stockholders

subsidiary companies invested by:	Common	Preferred	Holding (%)	equity	Net income (6)

Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	857,521	26,427
Unibanco Cayman Bank Ltd.	26,340	-	100.000	717,210	90,918
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	149,151	5,152
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	41,005	21,697

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	300,858	26,022
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	53,486	8,861
IRB – Brasil Resseguros S.A.	-	112	11.166	1,796,256	149,570

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	83	83	49.998	23,782	12,687

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	857,521	26,427

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (7)	8,883	6,218	51.000	1,961,226	4,389
___________________

(i)	The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1)	The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly due to the unrealized gains in respect of transactions with other related party companies, unrealized which are being recognized in accordance with the amortization of goodwill; alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2)	The Executive Board Meetings held in the first half of 2006 and the first quarter of 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively.

(3)	The Extraordinary Shareholders’ Meetings held in March 2007 and June 2007, was approved the increase in the capital, in the amount of R$1,200,008, represented by 275,492,506 common shares. Brazilian Central Bank approved the increase in the capital in April and July 2007.

(4)
The Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest Negócios e Varejo Ltda (Unibanco) and Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliated of Experian Solutions Inc, concluded the sale of 489,195 common shares of the Company at the price of R$925.78 per share. The payment of this transaction occurred in June 2007. Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management by appointing a member to the Board of Directors and by holding 6.05% on the capital.

(5)	In accordance with the Quotas assignment agreement of June 2007, these companies became to be controlled by Unibanco Participações Societárias S.A.

(6)
The net income for the period of these companies, considering the effects of non-recurring events is as following: Unipart Participações Internacionais Ltd. R$147,521, Dibens Leasing S.A - Arrendamento Mercantil S.A. R$1,406,403, Banco Fininvest S.A. R$9,564, Unicard Banco Múltiplo S.A. R$9,198, Banco Dibens S.A R$4,203, Unibanco Companhia de Capitalização R$44,088, Banco Único S.A R$8,258 and Hipercar Banco Múltiplo S.A R$26,427.

(7)
In accordance with the Company Announcement in June 28th, 2007, Unibanco had admitted a non financial company of Deutsche group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.10% of the UPS total capital. The company’s shareholders equity reached the amount of R$1,961,226 on June 2007. The UPS has the business purpose the participation on Unibanco’s non-financial subsidiaries.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, and as from September 30, 2006 the amortization period changed from 10 to 5 years.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization of the period

	2007	2006	2007	2006
Fininvest	-	273,272	-	18,332
Hipercard	138,239	325,065	41,472	21,200
Hipercard Investimento s	128,400	171,698	17,916	7,465
Maxfácil (1)	71,258	-	8,551	-
Other	118,387	219,482	23,790	17,960

Total	456,284	989,517	91,729	64,957
____________________

(1)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.55% (2006 – 13.70%) per annum, and are payable up to October 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to August 2009.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

Debentures pledge schedule are restated, plus interest up to 101.20% of interbank interest rate with maturing up to June 2012.

(d) Securities abroad - Euronotes

			Unibanco	Unibanco Consolidated

Maturity	Currency	2007	2006	2007	2006
Less than 3 months	US$	211,658	363,923	208,870	361,803
	EUR	2,675	6,713	2,675	6,713
	R$	-	1	-	1
		214,333	370,637	211,545	368,517
From 3 to 12 months	US$	729,022	206,055	436,442	154,382
	EUR	71	654	72	654
	R$	1,093,772	54	-	54
		1,822,865	206,763	436,514	155,090
From 1 to 3 years	US$	84,751	64,190	66,233	39,345
	EUR	-	2,952	-	2,952
	R$	226,592	-	226,589	-
	YEN	279,092	-	279,092	-
		590,435	67,142	571,914	42,297
From 3 to 5 years	US$	31,862	68,939	20,855	50,177
	R$	-	266,887	-	266,883
		31,862	335,826	20,855	317,060
From 5 to 15 years	US$	3,512,799	32,975	5,341	10,182
	R$	27	-	27	-
		3,512,826	32,975	5,368	10,182
Total		6,172,321	1,013,343	1,246,196	893,146

The average interest of issues in foreign currency was 8.45% (2006 – 2.23%) per annum in Unibanco and 3.86% (2006 – 2.48%) per annum in Unibanco Consolidated.

(e) The other issues totaled R$17,617 (2006 - R$23,321) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.29% (2006 – 4.76%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 5.29% (2006 – 5.44%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

The provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. The provisioned amount represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provisioned. The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

On June 30, 2007, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,509,092 and R$2,388,612 in Unibanco and Unibanco Consolidated, respectively, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$951,686 in Unibanco and R$1,282,730 in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$369,068 in Unibanco and R$ 438,634 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$137,025 in Unibanco Consolidated.

On June 30, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly related to tax, net of tax effects, represent the amount of R$882,333 in Unibanco Consolidated, in which we discuss:

(i) Deductibility of losses on credits receivables in the amount of R$178,331;
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$152,512;
(iii) Collection of CPMF on leasing transactions in the amount of R$127,737;
(iv) Profit from foreign country taxation criteria in the amount of R$91,335;
(v) Social security contribution on non remunerated earnings in the amount of R$73,567; and
(vi) ISS taxation on leasing operations in the amount of R$22,129.

Provisions recorded and their movements in the period ended June 30, 2007, are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation	1,509,093	2,430,389
Labor litigation	540,045	764,740
Civil litigation	413,289	621,220
Total	2,462,427	3,816,349

Recorded in Other Liabilities
- Allowance for tax contingencies	1,509,093	2,430,389
- Others (Note 15 (c))	953,334	1,385,960
	2,462,427	3,816,349

Movements in the period	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,552,689	2,898,635
Increases	1,193,762	1,597,290
Releases	(133,118)	(423,449)
Interest/Monetary adjustment	54,462	104,057
Payments	(205,368)	(360,184)
Balance at the end of the period	2,462,427	3,816,349

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		P rivate Retirement Plans		Annuity Products		Total

	2007	2006	2007	2006	2007	2006	2 007	2006
Provision for unearned premiums	1,131,926	783,014	-	-	-	-	1,131,926	783,014
Loss Provision IBNR
(The provision for claims incurred
but not yet reported	214,161	226,131	1,237	8,745	-	-	215,398	234,876
Mathematical provision
benefits to be granted	476,499	363,435	6,267,838	5,240,005	-	-	6,744,337	5,603,440
Mathematical provision
for benefits granted	5,739	3,809	412,398	385,939	-	-	418,137	389,748
Unsettled claims	413,817	303,560	10,233	629	-	-	424,050	304,189
Provision for draws
and redemptions	-	-	-	-	657,533	551,265	657,533	551,265
Other provisions	4,471	3,495	234,864	228,804	2,870	373	242,205	232,672
Total of technical provisions	2,246,613	1,683,444	6,926,570	5,864,122	660,403	551,638	9,833,586	8,099,204
Short-term	2,245,095	1,682,312	4,940,954	3,936,751	660,403	551,638	7,846,452	6,170,701
Long-term	1,518	1,132	1,985,616	1,927,371	-	-	1,987,134	1,9 28,503

(b) Subordinated debt

					Unibanco	Unibanco C o nso lidated

			Remuneration
	Issue	Maturity	per annum	2007	2006	2007	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	-	439,736	-	417,826
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	386,259	433,960	371,935	422,458
Line of credit (3)	December 2004	December 2009	4.74%	289,405	325,258	289,405	325,258
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.70%	977,530	1,098,365	977,530	1,098,365
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	538,197	474,104	538,197	474,104
Subordinated time
deposits (6)	December 2006	December 2016	104% of CDI	531,752	-	531,752	-
Subordinated time
deposits (7)	May 2007	May 2012	103.8% of CDI	614,693	-	614,693	-
Subordinated time
deposits (7)	May 2007	May 2012	103.9% of CDI	608,273	-	608,273	-
Subordinated time
deposits (7)	May 2007	May 2012	104% of CDI	203,076	-	203,076	-
Total				4,149,185	2,771,423	4,134,861	2,738,011
Short-term				16,183	25,139	16,136	23,210
Long-term				4,133,002	2,746,284	4,118,725	2,714,801
____________________

(1)	The debt was fully redeemed in April 2007.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(6)	Subordinated time deposits can be redeemed from December 2011.
(7)	Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,758,037	1,514,642	1,758,037	1,514,642
Provision for labor and civil litigation (Note 14)	953,334	655,863	1,385,960	1,043,255
Payable related to insurance companies	-	-	744,250	541,902
Provisions for payroll and administrative
expenses	581,393	353,191	674,072	456,225
Credit on the release of real estate financing	26,892	27,071	26,892	27,071
Other	120,611	105,984	584,986	433,673
Total	3,440,267	2,656,751	5,174,197	4,016,768
Short-term	795,517	559,438	2,002,945	1,508,726
Long-term	2,644,750	2,097,313	3,171,252	2,508,042
_____________________________

(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$912,697 thousand (December 31, 2006 – US$739,366 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in July 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar. The program is sponsored by Unibanco, its subsidiaries and your employees.

During the first half ended June 30, 2007, the company sponsor contributions totaled R$11,147 (2006 - R$9,997) in Unibanco and R$12,545 (2006 – R$11,191) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align executive’s commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, it was approved a change in the Stock Option Plan to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquirer Unibanco Units and, for each acquired Unit, each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Up to June 30, 2007, the options activity was as follows:

		Vesting		Exercise price
	Insuance	period	Exercise	per Unit(R$)				Quantity

Nº	Date	until	perioduntil	(IPCA)	Granted	Exercised	Cancelled	Note xercised

1st	1st quarter 2002	01.21.2007	01.20.2008	4,655	12,376,000	7,562,291	4,447,059	366,650
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5,455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Upto4.200	560,000	373,334	-	186,666
5th to7th	4th quarter 2002	11.20.2007	11.19.2008	3,452	700,000	233,334	400,000	66,666
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Upto4.085	446,000	160,000	206,000	80,000
11th to15th	2nd quarter 2003	06.16.2008	06.15.2009	Upto5.150	3,464,000	1,027,526	1,244,000	1,192,474
16[t]h	3rd quarter2003	09.02.2008	09.01.2009	4,917	6,226,000	1,434,565	2,038,654	2,752,781
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Upto5.750	480,000	40,000	360,000	80,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Upto6.881	600,000	80,000	-	520,000
21th to23th	2nd quarter 2004	04.13.2009	04.12.2010	Upto7.016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Upto7,363	1,560,000	-	20,000	1,540,000
27th	1st quarter 2005	02.01.2010	01.31.2011	Upto8,655	8,440,000	-	1,233,332	7,206,668
28th	2nd quarter 2005	05.03.2010	05.02.2011	Upto10,139	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Upto10,980	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Upto16,044	630,000	-	80,000	550,000
34th an d35th	1stquarter2007	03.22.2012	03.21.2013	Upto18,279	500,000	-	-	500,000
TOTAL					37,232,240	11,316,464	10,079,045	15,836,731

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) on July 17, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2007	2006

	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,292,350,412	4,089,060	1,296,439,472	1,296,439,472
Total	2,803,666,748	4,089,060	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On June 30, 2007, the market value of Units is R$21.94.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the first half of 2007, R$556,101 of interest on own capital was recognized, calculated in accordance with article 9º of Law no. 9.249/95 with tax benefit from deductible was R$189,074. This amount were approval and paid R$473,819 up to July 31, 2007. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax, comprising R$0.1615 (R$0.1373 net of applicable tax) per common share and R$0.1777 (R$0.1511 net of applicable tax) per preferred share.

The Units had interest on capital of R$0.3165 (R$0.2690 net of applicable tax) being R$0.1388 (R$0.1179 net of applicable tax) from Unibanco Holdings and R$0.1777 (R$0.1511 net of applicable tax) from Unibanco. The GDS had interest on capital of R$3.1649 (R$2.6902 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	2007	2006
Legal reserve	641,612	536,452
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	2,017,335	1,131,975
ii) Special dividends reserve	63,898	63,898
Total	2,722,845	1,732,325

(e) Treasury stock

During the first half ended June 30, 2007, in accordance with the Stock option program (Note 16 (b)) the following changes in treasury stock occurred:

		2007		2006

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the period	7,565,902	43,198	11,265,874	50,828
Conversion of own stocks	(1,738,421)	(11,945)	(652,509)	(2,891)
Sale of own stocks	(3,566,117)	(17,972)	(1,361,744)	(6,670)
Repurchase	1,827,696	15,065	709,235	11,905
Balance at the end of the period	4,089,060	28,346	9,960,856	53,172

The average cost was R$20.38 per repurchased Units, and the minimum and maximum price per share were R$17.87 and R$22.33, respectively.

(f) Prior year adjustments

The effects of prior year adjustments in the amount of R$24,388, net of applicable taxes, are related, principally, to the calculation of income from derivative instruments. In 2006, corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

18. Other Operating Income and Expenses

(a) Other operating income

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Dividends/retained earnings received from
other investments	1,771	15,000	54,831	36,838
Other	1,639	62,136	40,472	67,450
Total	3,410	77,136	95,303	104,288

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Provision for labor and civil litigations	114,862	193,085	283,736	146,030
Expense related to checks and billing, net	121,130	90,137	140,845	106,179
Foreign branches’ and subsidiary companies’
exchange loss	361,506	65,893	361,506	65,850
Amortization of goodwill on subsidiaries acquired	10,788	28,012	91,729	64,957
Other	216,723	94,310	211,194	220,500
Total	825,009	471,437	1,089,010	603,516

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December 31,			June 30,
	2006	Increase	Realization	2007
Allowance for credit losses	409,006	134,800	104,093	439,713
Other provisions not currently deductible	558,182	1,002,491	333,714	1,226,959
Tax loss and negative basis of social
contribution carry-forwards	95,910	-	85,701	10,209
Social contribution carry-forwards
(Provisional Measure 2158-35)	254,654	-	23,757	230,897
Subtotal	1,317,752	1,137,291	547,265	1,907,778
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	65,205	-	25,666	39,539
Net deferred tax assets	1,382,957	1,137,291	572,931	1,947,317
Deferred tax assets	1,382,957			1,947,317

				Unibanco

	December 31,			June 30,
	2005	Increase	Realization	2006
Allowance for credit losses	356,678	200,193	174,884	381,987
Other provisions not currently deductible	460,421	415,942	281,686	594,677
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	108,735	101,380
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	21,147	256,473
Subtotal	1,304,834	616,135	586,452	1,334,517
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	25,304	-	14,081
Net deferred tax assets	1,293,611	641,439	586,452	1,348,598
Deferred tax assets	1,293,611			1,348,598

			Unibanco Consolidated

	December 31,			June 30,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	303,431	195,807	797,399
Other provisions not currently deductible	1,121,576	1,186,356	524,982	1,782,950
Tax loss and negative basis of social
contribution carry-forwards	519,989	23,934	157,366	386,557
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	31,867	419,400
Subtotal	2,782,607	1,513,721	910,022	3,386,306
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	331	26,959	38,299
Deferred tax obligations	(91,041)	(103,377)	(49)	(194,369)
Net deferred tax assets	2,756,493	1,410,675	936,932	3,230,236
Deferred tax assets	2,847,534			3,424,605
Deferred tax liabilities	91,041			194,369

				Unibanco Consolidated

	December 31,			Balance of sold	June 30,
	2005	Increase	Realization	company	2006
Allowance for credit losses	565,002	296,735	247,530	(443)	613,764
Other provisions not currently deductible	976,185	531,725	392,740	516	1,115,686
Tax loss and negative basis of social
contribution carry-forwards	605,299	110,815	137,007	-	579,107
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	22,963	-	453,085
Subtotal	2,622,534	939,275	800,240	73	2,761,642
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	33,777	(1)	(11)	24,097
Deferred tax obligations	(55,403)	(31,821)	(89)	-	(87,135)
Net deferred tax assets	2,557,461	941,231	800,150	62	2,698,604
Deferred tax assets	2,612,864				2,785,739
Deferred tax liabilities	55,403				87,135

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2007, the expected realization of deferred taxes is as follows:

		Unibanco			Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2007	14,327	391,377	405,704	41,915	697,679	739,594
2008	12,154	521,320	533,474	24,153	799,971	824,124
2009	30,636	171,904	202,540	52,279	318,259	370,538
2010	25,133	585,365	610,498	48,141	754,099	802,240
2011	17,187	4,275	21,462	41,660	166,441	208,101
2012 to 2017	131,460	2,640	134,100	211,252	230,457	441,709
Total	230,897	1,676,881	1,907,778	419,400	2,966,906	3,386,306

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,641,624 in Unibanco and R$2,949,541 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Income before income tax and social
contribution, net of profit sharing	1,523,438	1,210,717	1,937,469	1,478,806
Income tax and social contribution expenses
at a rate of 25% and 9%	(517,969)	(411,644)	(658,739)	(502,794)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	107,714	154,004	(115,660)	(10,477)
Interest on capital paid , net	180,882	127,088	197,788	136,317
Permanent differences (net)	127,495	(11,810)	145,032	71,141
Income tax and social contribution for the period	(101,878)	(142,362)	(431,579)	(305,813)

20. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	2007	2006	2007	2006
Co-obligation and risks for guarantees
provided	10,605,721	9,615,130	10,558,265	9,503,373
Assets under management (mainly mutual
investment funds)	47,548,214	41,235,741	47,523,801	41,081,025
Lease commitments	-	24,548	12	24,880

21. Related-Party Transactions (Unibanco)

	2007	2006
Assets
Cash and due from banks	461	85
Interbank investments	7,960,054	5,980,776
Marketable securities and derivative financial instruments (a)	14,507,371	6,063,776
Interbank accounts	8	1,317
Lending operations	20,048	142,346
Other credits
. Income receivable
Dividends and interest on capital	433,622	122,620
Negotiation and intermediation of securities	2,167	-
. Receivable accounts - subsidiary company	800,486	4,430

Liabilities
Deposits	16,342,742	7,906,139
Securities sold under repurchase agreements	3,922,275	1,300,789
Resources from securities issued
. Securities abroad	4,926,125	120,197
Interbank accounts	19,455	22,217
Borrowings	30,092	169,365
Derivative financial instruments	5,395	63,017
Other liabilities
Social and statutory	470,043	378,905
Subordinated debt	14,324	33,412
Sundry	33,878	24,663

Revenues
Lending operations	1,565	5,991
Marketable securities	1,119,244	875,821
Derivative financial instruments	28,752	19,226
Services rendered	157,736	142,057
Other operating income	1	1,831

Expenses
Deposits and securities sold	1,152,402	531,980
Borrowings and onlendings	6,068	7,150
Other administrative expenses	21,788	22,838
Other operating expenses	13,446	6,288
__________________

(a) Include debentures issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$14,205,546 (2006 - R$5,724,682).

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis--vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

				Unibanco

	2007			2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	12,655,203	12,749,649	9,792,325	9,845,944
Marketable securities	31,079,337	31,206,693	18,814,735	18,932,074
Lending operations	33,472,654	33,797,090	27,435,725	27,483,210
Derivatives, net	(1,958,307)	(1,958,307)	233,759	233,759

Liabilities
Interbank deposits	14,684,332	14,684,337	5,597,702	5,597,789
Time deposits	21,231,370	21,267,881	30,439,583	30,440,463
Mortgage notes	151,121	151,121	690,158	693,195
Debentures	1,264,720	1,263,524	-	-
Real estate notes	778,240	778,366	-	-
Resources from securities issued abroad	6,189,938	6,191,871	1,036,664	1,053,523
Subordinated debt (Note 15(b))	4,149,185	4,206,701	2,771,423	2,753,883
Other liabilities (Note 15(c))	1,758,038	1,743,061	1,514,642	1,466,948
Treasury stocks	28,346	44,857	53,172	141,992

			Unibanco Consolidated

	2007			2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,624,876	5,703,185	4,889,463	4,922,093
Marketable securities	24,732,167	25,166,224	20,723,525	20,861,199
Lending operations	39,906,546	40,199,631	33,828,612	33,893,686
Derivatives, net	(1,956,285)	(1,956,285)	293,288	293,288

Liabilities
Interbank deposits	879,515	879,515	90,065	90,065
Time deposits	19,901,787	19,938,299	29,095,184	29,096,064
Mortgage notes	175,126	175,126	719,141	722,179
Debentures	1,970,955	1,969,759	-	-
Real estate notes	778,240	778,366	-	-
Resources from securities issued abroad	1,263,813	1,265,177	916,467	937,301
Subordinated debt (Note 15(b))	4,134,861	4,192,209	2,738,011	2,720,194
Other liabilities (Note 15(c))	1,758,038	1,743,061	1,514,642	1,466,968
Treasury stocks	28,346	44,857	53,172	141,992

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 29, 2007 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

		Unibanco

	2007	2006
Operating activities
Net income	1,421,560	1,068,355
Provision for credit losses	(172,642)	149,042
Deferred taxes	(247,971)	(99,016)
Provision of foreclosed assets	641	3,392
Gain on sale of foreclosed assets and fixed assets	4,963	6,588
Amortization of goodwill on subsidiaries acquired	10,788	28,012
Equity in results of subsidiary and associated companies	(948,682)	(627,138)
Exchange loss (gain) on foreign investments	274,645	24,565
Provision (reversal) for losses on other investments	(2,136)	-
Depreciation and amortization	111,374	108,134
Changes in assets and liabilities
Decrease (increase) in interbank investments	(9,179,473)	(2,856,553)
Decrease (increase) in marketable securities and derivative financial instruments	(10,260,601)	(1,952,786)
Decrease (increase) in Central Bank compulsory deposits	93,575	(41,787)
Net change in interbank and interdepartmental accounts	(185,736)	(205,729)
Decrease (increase) in lending operations	(4,116,404)	(2,543,650)
Decrease (increase) in leasing operations	(21,620)	-
Net change in foreign exchange portfolio	(450,146)	160,983
Decrease (increase) in other credits and other assets	(995,644)	535,846
Increase (decrease) in other liabilities	5,900,389	474,048
Increase (decrease) in deferred income	(317)	10,752
Net cash used in operating activities	(18,763,437)	(5,756,942)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	491,499	298,099
Proceeds from sale of foreclosed assets companies	25,352	18,683
Purchase from sale capital decrease in subsidiary and associated companies	(1,770,058)	(1,694,979)
Goodwill on acquisition of subsidiary companies	(412)	-
Proceeds from sale capital decrease in subsidiary and associated companies	111,182	56,700
Purchase of other investments	(14,338)	-
Proceeds from sale of other investments	4,651	2,400
Purchase of fixed assets	(49,514)	(30,558)
Proceeds from sale of fixed assets	4,589	291
Investment in deferred charges	(96,022)	(118,162)
Net cash used in investing activities	(1,293,071)	(1,467,526)

Financing activities
Increase (decrease) in deposits	1,001,047	4,525,699
Increase (decrease) in securities sold under repurchase agreements	14,188,040	3,901,439
Increase (decrease) in resources from securities issued	3,437,499	(1,668)
Increase (decrease) in borrowings and on lendings	2,172,883	(611,203)
Increase (decrease), net in treasury stock	(19,405)	(13,112)
Dividends paid	(473,819)	(393,555)
Net cash provided by financing activities	20,306,245	7,407,600

Net increase in cash and due from banks	249,737	183,132

Cash and due from banks at the beginning of the period	1,201,720	1,026,279
Cash and due from banks at the end of the period	1,451,457	1,209,411
Net increase in cash and due from banks	249,737	183,132

	Unibanco Consolidated

	2007	2006
Operating activities
Net income	1,421,560	1,068,355
Provision for credit losses	35,864	282,419
Technical provisions for insurance, annuity products and retirement plans	907,492	768,021
Deferred taxes	(313,833)	(138,178)
Provision of foreclosed assets	3,569	3,434
Gain on sale of foreclosed assets and fixed assets	5,591	8,317
Amortization of goodwill on subsidiaries acquired	91,729	64,957
Equity in results of subsidiary and associated companies	(21,329)	(35,053)
Provision (reversal) for losses on other investments	(5,269)	-
Depreciation and amortization	181,836	192,372
Minority interest	84,330	104,638
Changes in assets and liabilities
Decrease (increase) in interbank investments	(7,862,975)	(1,638,836)
Decrease (increase) in marketable securities and derivative financial instruments	(5,983,101)	(1,668,770)
Decrease (increase) in Central Bank compulsory deposits	99,641	(47,569)
Net change in interbank and interdepartmental accounts	(153,727)	(176,958)
Decrease (increase) in lending operations	(3,995,761)	(2,516,744)
Decrease (increase) in leasing operations	(1,432,574)	(306,287)
Net change in foreign exchange portfolio	(450,146)	160,983
Decrease (increase) in other credits and other assets	(1,182,566)	473,937
Increase (decrease) in other liabilities	7,167,441	121,382
Increase (decrease) in deferred income	530	(24,764)
Net cash used in operating activities	(11,401,698)	(3,304,344)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	3,551	30,481
Proceeds from sale of foreclosed assets	48,299	37,773
Purchase/capital increase in investments in subsidiary and associated companies	(13,260)	(23,676)
Goodwill on acquisition of subsidiary companies	(412)	(244,010)
Proceeds from sale on capital decrease in subsidiary and associated companies	-	31,905
Purchase of other investments	(52,618)	(4,379)
Proceeds from sale of other investments	24,939	24,695
Purchase of fixed assets	(81,921)	(68,774)
Proceeds from sale of fixed assets	43,211	2,921
Deferred charges	(98,651)	(308,444)
Minority interest	911,513	(138,469)
Net cash (used in) provided by investing activities	784,651	(659,977)

Financing activities
Increase (decrease) in deposits	(2,100,599)	3,277,251
Increase (decrease) in securities sold under repurchase agreements	10,491,718	1,773,807
Increase (decrease) in resources from securities issued	1,127,594	67,726
Increase (decrease) in borrowings and on lendings	2,079,547	(544,482)
Increase (decrease), net in treasury stock	(19,405)	(13,112)
Dividends paid	(473,819)	(393,555)
Net cash provided by financing activities	11,105,036	4,167,635

Net increase in cash and due from banks	487,989	203,314

Cash and due from banks at the beginning of the period	1,349,160	1,153,730
Cash and due from banks at the end of the period	1,837,149	1,357,044
Net increase in cash and due from banks	487,989	203,314

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau (2006)), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2007	2006
Assets
Current and lon g -term assets	20,941,457	14,660,156
Cash and due from banks	431,880	169,713
Interbank investments	3,604,349	2,031,443
Marketable securities	13,129,576	9,082,521
Interbank accounts	171,744	174,823
Lending and leasing operations	2,691,259	3,055,706
Other credits and other assets	912,649	145,950
Permanent assets	175 ,265	325,942
Total	21 ,116,722	14,986,098

Liabilities
Current and lon g -term liabilities	17,210,369	11,716,824
Deposits	3,409,616	2,691,440
Securities sold under repurchase agreements	2,846,777	2,872,050
Resources from securities issued	1,167,575	852,454
Interbank accounts	28,666	35,916
Borrowings and onlending	2,708,350	1,577,226
Derivative financial instruments	1,634,713	104,316
Other liabilities	5,414,672	3,583,422
Deferred income	6 ,493	6,335
Minority interest	3	3
Stockholders’ equity	3,899,857	3,262,936
Total	21 ,116,722	14,986,098

Combined statement of income	2007	2006
Revenue from financial intermediation	747,591	671,383
Expenses on financial intermediation	(467,408)	(376,693)
Reversal of provision for credit losses	(3,742)	(3,995)
Services rendered	37,441	38,171
Salaries, benefits, training and social security and other
administrative ex penses	(34,140)	(30,603)
Financial transaction and other taxes	(965)	(1,776)
Other operating income (expenses)	(29,774)	2,862
Operating income, net	249,003	299,349
Results from non-recurring events	(29,670)	-
Non-operating income, net	(1,472)	(3,419)
Income tax and social contribution	(5,173)	(4,200)
Minority interest	(1)	(1)
Net income for the period	212,687	291,729

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., and Unibanco AIG Warranty S.A.:

	2007	2006
Assets
Current and long-term assets	11,573,175	9,746,505
Cash and due from banks	18,001	20,818
Marketable securities	9,402,880	8,008,968
Insurance credits and re-insurance	1,401,068	1,387,224
Other credits and other assets	751,226	329,495
Permanent assets	395 ,628	389,264
Total	11 ,968,803	10,135,769

Liabilities
Current and long-term liabilities	10,411,478	8,725,882
Technical provisions for insurance	2,246,613	1,683,444
Technical provisions for retirement plans	6,926,570	5,864,122
Insurance and re-insurance debts	509,441	488,613
Other liabilities	728,854	689,703
Deferred income	2 ,109	18,358
Stockholders’ equity	1,555,216	1,391,529
Total	11 ,968,803	10,135,769

Combined statement of income	2007	2006
Retained premiums	1,942,315	1,544,256
Changes in technical reserves of insurance	(650,190)	(594,558)
Net claims incurred	(605,471)	(510,346)
Acquisition costs and other	(390,934)	(203,867)
Retained contributions income	421,547	405,042
Changes in technical reserves of private retirement plan	(121,333)	(59,769)
Benefits and redemptions expenses	(303,959)	(346,774)
Other operating income	70,503	128,655
Other operating expenses	(115,408)	(97,035)
Salaries, benefits, training and social security	(62,526)	(63,033)
Administrative expenses	(77,135)	(73,245)
Financial transaction and other taxes	(31,419)	(16,152)
Activities income	75 ,990	113,174
Financial income	557,960	532,906
Financial expenses	(431,189)	(396,368)
Operating income, net	202,761	249,712
Non-operating income, net	3,538	2,699
Income tax and social contribution	(45,273)	(48,031)
Profit sharing	(13,351)	(9,499)
Minority interest	-	(1,179)
Net income for the period	147,675	193,702

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414% - 100% in Unibanco Conglomerate) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	6,657,164	5,476,465
Cash and due from banks	741	9,386
Interbank investments	6,605	3,840
Marketable securities	126,620	71,441
Interbank and interdepartmental accounts	20,461	12,040
Lending operations	2,857,751	2,364,683
Deferred tax and prepaid taxes	641,601	609,047
Other credits and other assets	3,003,385	2,406,028
Permanent assets	480 ,338	708,875
Total	7 ,137,502	6,185,340

Liabilities
Current and long-term liabilities	5,589,486	4,615,617
Deposits	1,618,746	1,320,000
Borrowings and onlendings	151,879	149,432
Resources from securities issued	198,399	222,923
Interbank and interdepartmental accounts	69	600
Derivative financial instruments	20,832	-
Payable to merchants-credit card	3,318,900	2,702,910
Other liabilities	280,661	219,752
Minority interest	330,883	330,098
Stockholders’ equity	1,217,133	1,239,625
Total	7 ,137,502	6,185,340

Combined statement of income	2007	2006
Revenue from financial intermediation	1,109,664	816,432
Expenses on financial intermediation	(106,662)	(91,638)
Provision for credit losses	(238,736)	(274,910)
Services rendered	335,458	356,110
Salaries, benefits, training and social security
and other administrative expenses	(385,464)	(295,401)
Acquisition costs and other	(107,342)	(121,773)
Financial transaction and other taxes	(98,700)	(48,077)
Other operating income (expenses)	(173,544)	(43,895)
Operating income, net	334,674	296,848
Results from non-recurring events	(116,035)	-
Non-operating income, net	6,253	8,416
Income tax and social contribution	(105,123)	(98,721)
Profit sharing	(8,689)	(5,193)
Minority interest	(10,197)	(17,756)
Net income for the period	100,883	183,594

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	4,656,845	4,492,653
Cash and due from banks	3,470	4,754
Interbank investments	347,195	647,880
Marketable securities	531,634	314,361
Interbank and interdepartmental accounts	6,568	35,113
Lending operations	1,987,412	2,082,778
Other credits and other assets	1,780,566	1,407,767
Permanent assets	163,618	435,472
Total	4,820,463	4,928,125

Liabilities
Current and long-term liabilities	2,372,847	4,068,790
Deposits	1,198,570	3,074,670
Interbank and interdepartmental accounts	6,286	35,317
Borrowings	3,837	2,454
Derivative financial instruments	30	560
Other liabilities	1,164,124	955,789
Minority interest	210,029	65,236
Stockholders’ equity	2,237,587	794,099
Total	4,820,463	4,928,125

Combined statement of income	2007	2006
Revenue from financial intermediation	810,138	1,023,264
Expenses on financial intermediation	(74,319)	(226,612)
Provision for credit losses	(301,792)	(471,783)
Services rendered	243,091	193,832
Salaries, benefits, training and social security
and other administrative expenses	(419,666)	(397,781)
Acquisition costs and other	(18,679)	(21,507)
Other operating income (expenses)	(84,237)	(54,200)
Financial transaction and other taxes	(73,002)	(66,106)
Operating income, net	81,534	(20,893)
Results from non-recurring events	(50,583)	-
Non-operating income, net	1,882	-
Income tax and social contribution	(6,278)	30,808
Profit sharing	(8,893)	(3,807)
Minority interest	2,293	32
Net income for the period	19,955	6,140

25. Other Information

(a) Assets leased to third parties, in the amount of R$4,928,105 (2006 - R$1,637,272), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$4,355,287 (2006 - R$1,075,437) and the residual value received in advance from these lessees amounts to R$1,706,168 (2006 - R$510,521), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2007, the insurance coverage on properties and other assets in use totaled R$506,780 (2006 - R$492,468) in Unibanco and R$1,056,557 (2006 - R$1,133,398) in Unibanco Consolidated.

26. Results from Non-recurring Events

			2007

	Operational	Non-recurring	Total (1)
Changes in the investments of UPS subsidiary (Note 11(a) (7))	679,118	-	679,118
Sale of portion of investment in Serasa (Note 11(a) (4))	-	284,725	284,725
Labor provision (Note 14)	(242,602)	-	(242,602)
Civil provision (Note 14)	(182,688)	-	(182,688)
Tax provision (Note 14)	(146,447)	-	(146,447)
Provision for credit losses	(47,000)	-	(47,000)
Other provisions (2)	(141,706)	-	(141,706)
Results from non-recurring events	(81,325)	284,725	203,400
_____________________________

(1)	The amounts are presented net of applicable taxes.
(2)	Include, principally, provision for assets receivable financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

2007
O perating income before results from non-recurring events	1,983,526
Non-recurring events before tax effects	(561,706)
Operating income after non-recurring events	1,421,820

27. Subsequent Events

(a) In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion.

(b) Stock Repurchase Program

On August 8, 2007, the Board, of Directors of both Unibanco and Unibanco Holdings approved the acquisition, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months as from August 10, 2007, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer